Specific terms in this Exhibit have been redacted because confidential treatment for those terms has been requested. The redacted material has been separately filed with the Securities and Exchange Commission, and the terms have been marked at the appropriate place with three asterisks [***].
 Dated 23 December 2011
(1) CONOCOPHILLIPS (U.K.) LIMITED
(2) CONOCOPHILLIPS PETROLEUM LIMITED
(3) CONOCOPHILLIPS (U.K.) LAMBDA LIMITED
(4) ENDEAVOUR ENERGY UK LIMITED
SALE AND PURCHASE AGREEMENT
in respect of interests in United Kingdom Continental Shelf Petroleum Production
Licence Nos. P.640 and P.233 (Blocks 15/24b MacCulloch Area and Area B and
15/25a) (including interests in the MacCulloch and Nicol Fields) and Licence
No. P213 (Block 16/26a Area A) (including interests in the Alba Field)

Table of Contents

1.	Definitions and Interpretation

2.	Sale and Purchase of the Interests

3.	Consideration

4.	Interim Period

5.	Completion

6.	Post Completion

7.	Indemnities

8.	Guarantee

9.	Warranties

10.	Confidentiality and Announcements

11.	Notices

12.	Costs and Expenses

13.	Taxation

14.	Further Assurance

15.	Variation

16.	Severance

17.	Assignment

18.	General

19.	Rights of Third Parties

20.	Governing Law and Jurisdiction

Schedule 1 Licence Interests

Schedule 2 Allocation of Final Consideration

Schedule 3 Working Capital

Schedule 4 Interim and Final Completion Statement Formats

Schedule 5 Seller’s Warranties

Schedule 6 Purchaser’s Warranties

Schedule 7 Deed of Guarantee and Indemnity

Schedule 8 Form of DSA

Schedule 9 Petroleum Sales

Schedule 10 Appointment of Expert

Schedule 11 Form of Opinion Letter

Schedule 12 PDSA Cost Profile

THIS AGREEMENT is made the 23rd day of December 2011

BETWEEN

(1)	CONOCOPHILLIPS (U.K.) LIMITED, a company incorporated in England and Wales (company number 00524868), having its registered office at Portman House, 2 Portman Street, London W1H 6DU (“COP”);

(2)	CONOCOPHILLIPS PETROLEUM LIMITED, a company incorporated in England and Wales (company number 01247477), having its registered office at Portman House, 2 Portman Street, London W1H 6DU; and

(3)	CONOCOPHILLIPS (U.K.) LAMBDA LIMITED, a company incorporated in Ireland (company number SF000910), having its registered office at Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland,

(each a “Seller” and together the “Sellers”); and

(4)	ENDEAVOUR ENERGY UK LIMITED, a company incorporated in England and Wales (company number 05030838), having its registered office at 33rd Floor, City Point, One Ropemaker Street, London EC2Y 9UE (the “Purchaser”).

WHEREAS

(A)	The Sellers are the owners of the Interests;

(B)	The Sellers wish to sell the Interests for certain strategic reasons which shall only be achieved if all of the Interests are sold, and not otherwise;

(C)	The Sellers have agreed to sell or otherwise dispose of (as the case may be) and the Purchaser has agreed to buy or otherwise acquire (as the case may be) the Interests in all cases on the terms and conditions set out herein; and

(D)	The Sellers will transfer operatorship of the Interests noted as operated by COP in Schedule 1 to the Appointed Operator and shall assist the Purchaser in becoming Licence Operator (subject to being duly appointed under the terms of the relevant JOAs) and the Operating Committee Determinations pursuant thereto) in accordance with the Operator Transition Agreement.

NOW THEREFORE IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

Definitions

1.1	In this Agreement the following expressions shall, except where the context otherwise requires, have the following respective meanings:

“Accruals Basis” means that basis of accounting under which costs and benefits are regarded as applicable to the period in which the liability for the cost is incurred or the right to the benefit arises regardless of when invoiced, paid or received;

“Adjustment” means any or all (as the context may require) of the Working Capital Adjustment, the Cash Calls Adjustment, the NPR Adjustment, the Petroleum Sales Adjustment and the Interim Period Adjustment together with such amounts (if any) equivalent to interest payable in accordance with Clause 3.24;

“Adjustment Clauses” shall have the meaning given in Clause 3.11.1;

“AFE” means an authorisation for expenditure pursuant to an agreement relating to the Interests;

“Affiliate” means in relation to a Party, any company or legal entity that controls or is controlled by, or which is controlled by an entity which controls, such Party, where “control” means the ownership, directly or indirectly, of more than fifty percent (50%) of the voting rights in a company or other legal entity, the right to appoint the majority of the board of directors (or equivalent body) of a company or legal entity or the contractual right to exercise a controlling influence over a company or other legal entity;

“Agreed PDSA Cost Profile” means the PDSA cost profile set out in Schedule 12;

“Agreed Rate” means two (2) percentage points above LIBOR;

“Agreement” means this agreement including the recital and the Schedules attached hereto;

“Appointed Operator” means the Purchaser or such other party being appointed as Licence Operator of the Operated Assets in accordance with the JOA and pursuant to the Operating Committee Determinations;

“Alba Backstop Date” shall have the meaning given in Clause 2.3;

“Alba Interest” means the part of the Interests detailed in Part 3 of Schedule 1;

“Alba Notification Date” means the date on which the last of the Conditions Precedent has been fulfilled or waived in relation to the Alba Interest;

“Assignment Documents” means the assignment and novation agreements in respect of the Interests Documents which shall (to the extent appropriate) be executed as execution deeds in accordance with the Master Deed issued by Oil & Gas UK and dated 28 April 2003; together with any other documents that are necessary to effect the assignment and transfer of the Interests to the Purchaser and to release the Sellers and their respective Affiliates from contractual liability to the Relevant Third Parties and any other third parties with respect to the Interests;

“Backstop Dates” shall have the meaning given in Clause 2.3;

“Benefits” means income, receipts, rebates, credits and other benefits of whatsoever nature and howsoever arising;

“Block” means a licence block on the United Kingdom Continental Shelf;

“Break Fee” shall have the meaning given to it in Clause 3.6;

“Business Day” means a day (other than a Saturday, a Sunday or a legal bank or public holiday) on which clearing banks are or, as the context may require, were generally open for business in London and Aberdeen;

“Business Plan” shall mean the business plan prepared by the Licence Operator of the Alba Interest, approved under the relevant JOA and disclosed to the Purchaser prior to the date of this Agreement;

“Cash Calls Adjustment” shall have the meaning given in Clause 3.13;

“Chargeable Period” means a period of six (6) months ending at the end of June or December as applicable;

“Completion” means the completion of the sale and purchase of the Interests in accordance with the provisions of this Agreement;

“Completion Date” means the date on which Completion takes place;

“Conditions Precedent” means the conditions precedent to Completion set out in Clause 2.2;

“Confidential Information” shall have the meaning given in Clause 10.1;

“Consequential Loss” means any indirect or consequential loss howsoever caused or arising whether under contract, by virtue of any fiduciary duty, in tort or delict (including negligence), as a consequence of breach of any duty (statutory or otherwise) or under any other legal doctrine or principle whatsoever whether or not recoverable at common law or in equity. “Consequential Loss” shall be deemed to include, without prejudice to the foregoing generality, the following to the extent to which they might not otherwise constitute indirect or consequential loss and whether or not foreseeable at the date hereof:

(a)	loss or damage arising out of any delay, postponement, interruption or loss of production, any inability to produce, deliver or process hydrocarbons or any loss of or anticipated loss of use, profit or revenue;

(b)	loss or damage incurred or liquidated or pre-estimated damages of any kind whatsoever borne or payable, under any contract for the sale, exchange, transportation, processing, storage or other disposal of hydrocarbons;

(c)	losses associated with business interruption including the cost of overheads incurred during business interruption;

(d)	loss of bargain (other than in respect of this Agreement), contract, expectation or opportunity;

(e)	damage to any reservoir, geological formation or underground strata or the loss of hydrocarbons from any of them; and

(f)	any other loss or anticipated loss or damage whatsoever in the nature of or consequential upon the foregoing;

“Consideration” shall have the meaning given in Clause 3.1;

“Continuing Provisions” means Clauses 10 (Confidentiality and Announcements), 11 (Notices), 12 (Costs and Expenses), 18 (General), and 20 (Governing Law and Jurisdiction);

“COP Notice” has the meaning given to it in Clause 2.2.2;

“Counter-Notice” has the meaning given to it in Clause 2.2.2(ii);

“CT” or “Corporation Tax” means Corporation Tax as charged in respect of ring fence trades under the Corporation Tax Act 2009 and the Corporation Tax Act 2010 and for the purposes of this Agreement shall include the supplementary charge (“SCT”) in respect of ring fence trades under Part 8, Chapter 6 of the Corporation Tax Act 2010;

“Data” means all data in the possession of the relevant Seller relating directly to the Interests and forming part of the property jointly owned by the relevant Seller and the other parties to the JOAs including accounting data, petroleum engineering, reservoir engineering, drilling, geological, geophysical and all other kinds of technical data and reports, samples, well-logs and analyses in whatever form the same are maintained, but excluding internal memoranda, reports, interpretations and documents created for the relevant Seller’s (or their Affiliates’) own use and Traded Data;

“Decommissioning Liabilities” means any Obligations incurred in relation to abandonment and/or decommissioning and/or removing and/or restoration and/or making safe and/or any investigatory, monitoring, maintenance, remedial, or engineering works and/or clean-up and/or decontamination of all property (whether or not in existence as at the date of this Agreement) related to the Interests (including platforms, pipelines, plant, machinery, wells, facilities and all other offshore and onshore installations and structures) whether such Obligations are incurred under or pursuant to any of the Interests Documents or under statutory, common law or other obligation (whether or not in existence as at the date of this Agreement) and including any residual liability for anticipated and/or necessary continuing insurance, maintenance and monitoring costs;

“Deed of Guarantee and Indemnity” means a deed of guarantee and indemnity in the form contained in Schedule 7;

“Deposit” shall have the meaning given in Clause 3.3;

“Disclosure Letter” means the letter of even date herewith delivered to the Purchaser by the Sellers which sets out certain disclosures against the Warranties together with the documents set out in the index to such letter;

“Dollars” or “$” means the lawful currency for the time being of the United States of America;

“DSA(s)” means the decommissioning security agreements to be entered into by the Parties in respect of the Interests in substantially similar form to the decommissioning security agreements set out at Schedule 8 [***];

“Economic Date” means 00:01 hours (London time) on 1 January 2011;

“Encumbrances” means all liens, charges (fixed or floating), security interests, pledges, options, net profit interests, rights of pre-emption, mortgages and other third party rights;

“Environment” means all or any of the following, alone or in combination: the air (including the air within buildings and the air within any other natural or man-made structures above or below ground or above or below water), water (including seawater inside or outside any territorial limits, freshwater and water on, under or within land or in pipes or sewerage systems), soil and land (including the seabed, land under water surface, land sub strata and natural and man made structures) and any ecological systems structures and functions and living organisms (including micro organisms species habitats natural resources and their services and biodiversity) supported by any of those media including man;

“Environmental Authority” means any governmental agency, court, tribunal or other international, national, regional or local regulatory, public or administrative body with jurisdiction under any Environmental Law;

“Environmental Claim” means any civil, criminal, administrative or other claim, suit, action, allegation, hearing, demand, final determination, notice, order, process or proceeding that is made, commenced, threatened or served by or received from any Environmental Authority or any third party (including any existing or former employee, worker or contractor of any Party to this Agreement or their Affiliates) relating to any Environmental Liabilities;

“Environmental Law” means all United Kingdom and European Union acts and laws, international treaties, national, federal, provincial, state or local statutes, the common law, and any codes of law (having legal effect), in any relevant jurisdiction concerning:

(a)	harm or damage to or protection or improvement or restoration or preservation of the Environment and/or the provision of remedies in respect of or compensation for harm or damage to the Environment; and/or

(b)	emissions, discharges, releases or escapes into or the presence in the Environment of Hazardous Substances or the production, processing, management, treatment, storage, transport, handling or disposal of Hazardous Substances or the disposal or abandonment of any fixed or floating offshore installation or the disposal or abandonment of any onshore installation; and/or

(c) worker or public health and safety,

and any bylaws, regulations or subordinate legislation, judgments, decisions, notices, orders, circulars, technical instructions, licences or permits, codes of practice and guidance notes from time to time issued or made thereunder;

“Environmental Liabilities” means any Obligations in respect of the Interests under any Environmental Law or Environmental Claim or in relation to monitoring, maintenance, cleaning up, decontamination of, removing and disposing of debris or any property (including platforms, pipelines, plant, machinery, wells, facilities and all other offshore and onshore installations and structures) from and for reinstating any area of land, foreshore or seabed, wherever situated, whether such Obligations are incurred under or pursuant to any of the Interests Documents or under any Environmental Law or under any legally binding requirement, direction, notice or order served or imposed by any competent authority or court of competent jurisdiction under Environmental Law; or a requirement under Environmental Law to carry out any investigatory, monitoring, remedial or engineering works or other obligation and including any residual liability for anticipated and/or necessary continuing insurance, maintenance and monitoring costs;

“Euro” or “€” means the single currency for the time being of Participating Member States;

“Event” has the meaning given to it in Clause 7.7(A).1;

“Event Notice” has the meaning given to it in Clause 7.7(A).1;

“Excluded Interests” shall have the meaning given in Clause 2.6.1;

“Field” means a hydrocarbon field referred to at Schedule 1;

“Field Facilities” means the petroleum production, platform, processing and transportation facilities and the interconnecting pipelines used in relation to a Field;

“Field Group” means the parties to a JOA;

“Final Completion Statement” has the meaning given in Clause 3.20;

“Final Consideration” has the meaning given in Clause 3.10;

“Government” means the government of the United Kingdom;

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substances (whether in the form of a solid, liquid, gas or vapour, and whether alone or in combination) which are capable of causing harm or damage to the Environment;

“HMRC” means Her Majesty’s Revenue and Customs;

“Indemnified Party” shall have the meaning given in Clause 7.9.1;

“Indemnifying Party” shall have the meaning given in Clause 7.9.1;

“Interests” means:

(a)	each relevant Seller’s undivided legal and beneficial interest in each Licence; and

(b)	each relevant Seller’s entire legal and beneficial interest in and under a JOA (which shall include the Field Facilities and the agreements relating thereto) in relation to each Licence; and

(c)	each Seller’s entire legal and beneficial interest in the Data; and

together in each case with all rights and obligations attaching to (a) to (c) above and including (i) the right to take and receive a consequent share of all Petroleum produced under the Licences on and after the Economic Date and (subject to Clauses 3.15 and 13) to receive the gross proceeds from the sale or other disposition thereof; (ii) a consequent share of the relevant Seller’s right, title and interest in and to jointly-owned funds, jointly owned property and all other assets which are or may be owned pursuant to or under any of the Interests Documents; and (iii) all rights, liabilities and obligations associated with such interest under the Interests Documents;

“Interests Documents” means those documents listed as such in Schedule 1 which relate to each part of the Interests or, where the context so requires, any one or more of such documents;

“Interim Completion Statement” shall have the meaning given in Clause 3.17;

“Interim Period” means the period from and including the Economic Date up to and including the Completion Date;

“Interim Period Adjustment” shall have the meaning given in Clause 3.16;

“JOA” means a joint operating agreement currently in force or venture currently in existence, each in respect of operations pursuant to a Licence and identified as such in Schedule 1;

“LIBOR” means the one month London inter-bank offered rate as published electronically by The British Bankers Association as the official quotation at closing (last trade) London time on the relevant day of the relevant period in respect of which interest (or an amount equivalent thereto) is to be calculated, or the next day thereafter for which a rate is so published;

“Licence” means each or any of the licences of which details are set out in Schedule 1;

“Licence Operator” means the entity appointed operator pursuant to a JOA and in the case of each Licence the current Licence Operator is identified in Schedule 1;

“Liquid Stocks” means the amount of liquid stocks outlined in Schedule 3;

“MacCulloch and Nicol Backstop Date” shall have the meaning given in Clause 2.3;

“MacCulloch and Nicol Notification Date” means the date on which the last of the Conditions Precedent has been fulfilled or waived in relation to the MacCulloch Interest and the Nicol Interest;

“MacCulloch Co-venturers” means the parties to the MacCulloch JOA;

[***];

“MacCulloch Interest” means the part of the Interests detailed in Part 1 of Schedule 1;

“MacCulloch JOA” means Joint Operating Agreement for UKCS Block 15/24b, Licence P.640 dated 21 December 1989, as may have been supplemented, amended or varied from time to time;

[***];

“Natural Gas” means any hydrocarbons or mixture of hydrocarbons and other gases transported in a gaseous state;

“Nicol Interest” means the part of the Interests detailed in Part 2 of Schedule 1;

“Notification Date” means the Alba Notification Date or the MacCulloch and Nicol Notification Date as the context may require and “Notification Dates” means both of them;

“Notional CT” means an amount calculated in accordance with the principles of corporation tax and supplementary charge as defined in the Corporation Tax Act 2009 and the Corporation Tax Act 2010 as they apply to income, profits and gains as respects ring fence trades;

“NPR Adjustment” (being the Adjustment in respect of non-Petroleum receipts) has the meaning given in Clause 3.14;

“NSP” means North Sea Production Company Limited, a company incorporated in England and Wales (company number 03032407), having its registered office at Maersk House, Braham Street, London E1 8EP;

“Obligations” means all or any losses, damages, fines (whether criminal or civil or administrative) penalties, claims, actions, demands, costs, charges, expenses including professional and advisor’s fees and disbursements, liabilities and obligations of whatsoever nature and howsoever arising;

“Oil & Gas UK” means The United Kingdom Offshore Oil and Gas Industry Association trading as “Oil & Gas UK”, formerly known as “UKOOA”;

“Operated Asset” means a part of the Interests in respect of which there is a Resigning Operator and an Appointed Operator as detailed in Schedule 1 and “Operated Assets” shall be construed accordingly;

“Operating Committee Determinations” means operating committee determinations in the form set out in the Operator Transition Agreement in respect of each of the relevant JOAs;

“Operator Transition Agreement” means the transfer of operatorship agreement in respect of the MacCulloch Field to be entered into of even date herewith between COP and the Purchaser in connection with transfer of Operatorship of the Operated Assets to the Approved Operator at the Completion Date;

“Opinion Letter” means an opinion letter in the form contained in Schedule 11;

“OTA” means the Oil Taxation Act 1975;

“Overlift” means the amount detailed as being overlift in Schedule 3;

“Parent Company” means the company designated as the “Parent Company” in the Deed of Guarantee and Indemnity;

“Participating Member State” means any member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union;

“Party” or “Parties” means a party or parties to this Agreement;

“PDSA” means the Agreement between Conoco (U.K.) Limited and North Sea Production Company Limited for Processing and Delivery Services for the MacCulloch Field dated 21st November 1995, as varied, amended and/or replaced from time to time;

“Person” means any person, company, consortium, association, entity, Government, Government Entity, or any agency or subdivision of the Government;

“Petroleum” shall have the meaning given in the Licences;

“Petroleum Sales Adjustment” shall have the meaning given in Clause 3.15;

“Pounds Sterling” or “£” means the lawful currency for the time being of the United Kingdom;

“Pre-emption Exercised Interests” shall have the meaning given in Clause 2.6;

“Proposal” has the meaning given to it in Clause 2.2.2(iii)(A);

“PRT” or “Petroleum Revenue Tax” means petroleum revenue tax charged under OTA;

“Purchaser’s Account” means the account in the name of the Purchaser at JP Morgan Chase Bank, N.A., Account Number 35047502; IBAN GB49CHAS60924235047502; Swift Code CHASGB2L;

“Relevant Amount” has the meaning given to it in Clause 7.7(A).1;

“Relevant Claim” means:

(a)	any claim by the Purchaser against the Sellers for breach of the Warranties; and/or

(b)	any other claim whether by law, in contract, tort or otherwise against the Sellers arising out of any of the other provisions of this Agreement or matters the subject hereof,

but shall not include any adjustment under Clause 13;

“Relevant Third Parties” means the parties (other than the relevant Seller(s) and the Purchaser) to any or all of the Interests Documents;

“Representations” shall have the meaning given in Clause 9.8;

“Resigning Operator” means COP;

“Securities and Exchange Commission” means the Securities and Exchange Commission of the United States of America;

“Secretary” means the Secretary of State for Energy and Climate Change of Her Majesty’s Government of the United Kingdom and any successor in relevant function in relation to the Licences;

“Sellers’ Account” means:

Bank Name:	JPMorgan Chase
Bank ABA:	021000021
SWIFT:	CHASUS33
Account Name:	ConocoPhillips Company
Account Number:	643625296

For the avoidance of doubt, ConocoPhillips Company shall be responsible for ensuring that any sum paid into the Sellers’ Account under this Agreement is apportioned between the Sellers in the relevant amounts;

“Taxation” means all forms of taxation, duties, levies, imposts, charges and withholdings, direct or indirect, created or imposed as a form of taxation by any taxing, fiscal or other appropriate authority of the United Kingdom or any other relevant jurisdiction and (without prejudice to the generality of the foregoing) includes:

(a)	CT, SCT, capital gains tax, PRT, royalty, inheritance tax, value added tax, customs and other import or export duties, excise duties, stamp duty, stamp duty reserve tax, stamp duty land tax, social security or withholdings similar to or supplementing or replacing the foregoing or any of them; and

(b)	all penalties, charges, interest, fines, costs and expenses, loss of relief, allowance or credit relating to any form of, or claim for, taxation or other imposition referred to in paragraph (a),

regardless of whether any such taxes or duties are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of any of them is recoverable from any other person;

“Tax Authority” means any revenue, customs or fiscal, governmental, state, community, municipal or regional authority or Person competent to impose, administer or collect any Taxation;

“Third Party” shall have the meaning given in Clause 7.9.1;

“Third Party Claim” shall have the meaning given in Clause 7.9.1;

“Traded Data” means, with respect to a Block comprised within the Interests, data which relates to an area outside such Block and which has been acquired by trade, purchase or otherwise by and on behalf of a Seller (either alone or in conjunction with third parties) from a third party or parties, and/or data which relates to such a Block and has been acquired as aforesaid which in both cases cannot be provided to the Purchaser because such transfer is prohibited by the agreement under which it was acquired;

“Transfer Period” means the Chargeable Period during which Completion takes place;

“Trustee” shall have the meaning given in the [***];

“Underlift” means the amount detailed as being underlift in Schedule 3;

“VAT” or “Value Added Tax” means value added tax as charged under the Value Added Tax Act 1994;

“Warranties” means the warranties given by the Sellers to the Purchaser set out in Schedule 5; and

“Working Capital Adjustment” has the meaning given in Clause 3.12.

Interpretation

1.2	All references to Clauses and Schedules (and Parts thereof) are, unless otherwise expressly stated, references to clauses of and schedules (and parts thereof) to this Agreement.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.

1.4	Unless the context otherwise requires in this Agreement the singular shall include the plural and vice versa.

1.5	References in this Agreement to any statute, statutory provision or other legislation include a reference to that statute, statutory provision or legislation as amended, extended, re-enacted, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any order, regulation, instrument or other subordinate legislation made under the relevant statute, statutory provision or legislation.

1.6	Unless the context otherwise requires references to persons shall include natural persons, bodies corporate, unincorporated associations and partnerships and shall include such person’s successors and permitted assigns.

1.7	Unless the context otherwise requires, references to documents and agreements shall be construed as references to those documents or agreements as may have been amended, supplemented and/or novated from time to time.

1.8	Any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include e-mail).

1.9	References in this Agreement to the words “include”, “including” and “other” shall be construed without limitation.

1.10	Reference to any document as being “in the agreed form” shall mean that it is in the form agreed between the Sellers and the Purchaser and signed for the purposes of identification by or on behalf of the Sellers and the Purchaser before the execution of this Agreement.

1.11	References in this Agreement to on “an after tax basis” shall mean that in calculating the amount of an indemnity there shall be taken into account:

1.11.1	the amount by which any liability for Taxation of the party to be paid is actually increased as a result of the indemnity payment being received leaving the payee in no worse position than if the tax liability had not been suffered;

1.11.2	any relief or other benefit available to the payee of that amount or any Affiliate in respect of the matter giving rise to the payment;

1.11.3	any withholding tax suffered on the payment of indemnity payment so that if withholding tax is suffered, the payer shall pay such sum to the payee as will, after the deduction or withholding has been made, leave the payee with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding and in the event that the payee becomes entitled to a credit or repayment in respect of such withholding tax, it shall pay to the payer such amount (not exceeding the credits or repayment) as will leave the payee in no worse position than if the withholding had not been suffered.

2.	Sale and Purchase of the Interests

2.1	Subject to the terms of this Agreement, each Seller hereby agrees to transfer to the Purchaser and the Purchaser hereby agrees to acquire from the Sellers the Interests.

2.2	Subject at all times to Clause 2.6, the obligations of the Parties to complete the sale and purchase of each of the Interests under this Agreement are conditional on fulfilment or waiver in relation to each of the Interests to the extent applicable, in accordance with the terms of this Agreement, of the following conditions (“Conditions Precedent”):

2.2.1	all necessary written consents, approvals or waivers, as the case may be, by the Relevant Third Parties in relation to the transfer by the Sellers to the Purchaser of the Interests being obtained (including the waiver, non-exercise or expiry of any pre-emption rights), in form and substance reasonably acceptable to the Sellers and the Purchaser, and the execution of the Assignment Documents by such Relevant Third Parties (other than the Secretary);

2.2.2	in relation to the disposal of the MacCulloch Interest only, following the giving by COP of a notice (the “COP Notice”) to each of the other MacCulloch Co-venturers of COP’s desire to dispose of all of the MacCulloch Interest pursuant to Clause 21.2.2(i) of the MacCulloch JOA one of the following has occurred:

(i)	COP has received the written waiver from each of the MacCulloch Co-venturers to the reasonable satisfaction of the Parties of any and all rights to make a proposal to acquire the MacCulloch Interest pursuant to Clause 21.2.2 of the MacCulloch JOA, including the right to negotiate prior to making such a proposal; or

(ii)	the expiry of a seven (7) day period from the date of receipt by the MacCulloch Co-venturers of the COP Notice without any MacCulloch Co-venturer giving a counter-notice to COP under Clause 21.2.2(i) of the MacCulloch JOA (a “Counter-Notice”); or

(iii)	in the event that one or more Counter-Notices are received from any of the MacCulloch Co-venturers within the seven (7) day period from the date of receipt by them of the COP Notice the expiry of the thirty (30) day period from the date of receipt by COP of each Counter-Notice either:

(A)	without any MacCulloch Co-venturer that issued such Counter-Notice having made to COP a proposal setting out the material terms for acquisition of the MacCulloch Interest in accordance with Clause 21.2.2(i) of the MacCulloch JOA (a “Proposal”); or

(B)	COP determining that all such Proposals that are made are not acceptable to it and giving notice in writing to any relevant MacCulloch Co-venturer that this is the case;

2.2.3	the Secretary’s consent to the assignment of the Licences being obtained; in form and substance reasonably acceptable to the Sellers and the Purchaser;

2.2.4	execution by all parties to the relevant JOAs other than the Resigning Operator and the Appointed Operator of the Operating Committee Determinations with regard to the resignation of the Resigning Operator and the appointment of the Appointed Operator as Licence Operator of the Operated Assets;

2.2.5	written confirmation from the Health and Safety Executive that where any revision to the existing safety case for the Operated Assets is required in respect of the appointment of the Appointed Operator as Licence Operator of the Operated Assets pursuant to the Operating Committee Determinations, such revision has been accepted;

2.2.6	delivery by the Purchaser to the Sellers of the Deed of Guarantee and Indemnity pursuant to Clause 8;

2.2.7	the Purchaser, or another party, being appointed to be the Licence Operator of the Operated Assets in the place of COP, with such appointment and the resignation of COP to occur contemporaneously with the occurrence of Completion and if a party other than the Purchaser is appointed to be the Licence Operator of the Operated Assets pursuant to the Operating Committee Determinations then such party covenanting with the Parties to comply with the terms of the Operator Transition Agreement; and

2.2.8	the Secretary’s written consent to the appointment of the Appointed Operator as Licence Operator of the Operated Assets pursuant to the Operating Committee Determinations.

2.3	Without prejudice to Clause 2.5, the Purchaser shall use all reasonable endeavours to obtain fulfilment of the Conditions Precedent as soon as practicable in respect of the Alba Interest, the MacCulloch Interest and the Nicol Interest and in any event by 31st March 2012 (or such later date as the Parties may agree in writing) in respect of the Alba Interest (the “Alba Backstop Date”) and [***] (or such later date as the Parties may agree in writing) in respect of the MacCulloch Interest and the Nicol Interest (the “MacCulloch and Nicol Backstop Date” and the Alba Backstop Date and the MacCulloch and Nicol Backstop Date being together the “Backstop Dates”).

2.4	Without prejudice to Clause 2.5, the Sellers shall each use all reasonable endeavours to obtain fulfilment of the Conditions Precedent as soon as practicable and in any event by the Backstop Dates. Each Party shall inform the other Parties of and regularly keep the other Parties updated as to satisfaction of each of the Conditions Precedent.

2.5	If the Conditions Precedent in respect of the Alba Interest are not satisfied or waived on or before the Alba Backstop Date then this Agreement (other than the Continuing Provisions) shall automatically terminate in respect of all of the Interests. If the Conditions Precedent in respect of the MacCulloch Interest and Nicol Interest are not satisfied or waived on or before the MacCulloch and Nicol Backstop Date then this Agreement (other than the Continuing Provisions) shall automatically terminate in respect of the MacCulloch Interest and the Nicol Interest. Any termination under this Clause 2.5 shall be without liability to either the Sellers or the Purchaser in respect of any such termination, other than:

2.5.1	any antecedent breach of Clauses 2.3 or 2.4;

2.5.2	any accrued rights or obligations of any Party under this Agreement; and

2.5.3	the continuing obligations under any of the Continuing Provisions.

2.6	If any of the MacCulloch Co-venturers gives a Counter-Notice as envisaged in Clause 2.2.2(ii) and subsequently one or more Proposals is made and COP accepts such Proposal or Proposals in respect of the MacCulloch Interest (being the “Pre-emption Exercised Interests”), then:

2.6.1	the Pre-emption Exercised Interests shall cease, upon the date thirty (30) days after the date of receipt of the Proposal which COP has accepted, to be part of the Interests for the purpose of this Agreement (and shall become the “Excluded Interests”);

2.6.2	any reference in this Agreement to the Excluded Interests shall be deleted, this Agreement shall be amended accordingly and the Parties shall remain bound by, and each shall discharge their respective obligations under this Agreement as so amended; and

2.6.3	in respect of the Excluded Interests, the Parties shall be freed and discharged from all liability under this Agreement, all right, title and interest thereto shall remain with the Sellers and the Final Consideration shall be reduced by the amount allocated in Schedule 2 to the Excluded Interests, provided that if:

(i)	the Conditions Precedent in relation to all parts of the Interests other than the Pre-emption Exercised Interests, have been satisfied or waived in full; and

(ii)	the Backstop Date shall occur in less than twenty (20) Business Days,

then the parts of the Interests other than the Pre-emption Exercised Interests shall proceed to Completion and the Pre-emption Exercised Interests shall become Excluded Interests at the date of Completion.

2.7	Without prejudice to Clauses 2.3, 2.4 or 2.5, if on or prior to the Alba Backstop Date, the Conditions Precedent in respect of the Alba Interest are satisfied or waived in full, the Parties agree that they shall proceed to Completion in relation to the Alba Interest, notwithstanding that the Conditions Precedent for the MacCulloch Interest and Nicol Interest have not yet been satisfied or waived in full, provided that, in relation to a Completion of the Alba Interest, the provisions of this Agreement shall be deemed to apply to and shall be interpreted as if the provisions of this Agreement envisaged more than one Completion.

2.8	Each Party shall promptly provide to the other Parties all such information and documentation concerning that Party as may be necessary to enable the other Parties to prepare and submit all necessary filings required by the Government in connection with the transaction contemplated by this Agreement and otherwise to satisfy the Conditions Precedent.

2.9	Waiver of any of the Conditions Precedent set out in Clause 2.2 shall require the mutual written consent of the Sellers and the Purchaser.

2.10	The Parties agree that the completion of the sale of the Alba Interest can only occur simultaneously with or prior to the completion of the sale of the MacCulloch Interest and Nicol Interest.

2.11	The Purchaser of each Operated Asset hereby agrees, and undertakes, to become the Licence Operator subject to the consent of the Secretary being obtained in relation to it becoming the Licence Operator and being duly appointed under the terms of the relevant JOAs and the Operating Committee Determinations pursuant thereto and agrees, and undertakes, to comply with the terms of the Operator Transition Agreement.

2.12	The Parties acknowledge that notwithstanding any other provisions of this Agreement:

2.12.1	save for Clause 2.11, the terms of this Agreement do not provide for and do not apply in respect of the resignation and the appointment of any Licence Operator as such resignation and appointment shall be effected solely under the terms of the relevant JOAs and the Operating Committee Determinations pursuant thereto save that the provisions of the Operator Transition Agreement shall supplement the terms of the relevant JOAs, as between the Sellers, as the Resigning Operator and the Appointed Operator, in respect of such resignations and appointments; and

2.12.2	each Resigning Operator does not enter into this Agreement in its capacity as a Licence Operator but as a seller of the Interests only such that all obligations in this Agreement (including those detailed in Clause 4) are given in the capacity of each Resigning Operator as a seller of the Interests only, save in respect of the provisions of Clause 2.12.1 which are given by each Resigning Operator in its capacity as Licence Operator in respect of the Interests. If in respect of the provisions of this Clause 2.12.2 there is any conflict between such provisions and the terms of the Assignment Documents the terms of this Clause 2.12.2 shall prevail.

3.	Consideration

3.1	The consideration for the transfer of the Interests shall be the payment by the Purchaser to the Sellers of the sum of three hundred and thirty million four hundred thousand Dollars ($330,400,000) (the “Consideration”) as adjusted pursuant to this Agreement.

3.2	The Parties agree that the Consideration shall be adjusted by any adjustments provided for by Clauses 3.12 through to 3.16 and Clause 13 to produce the Final Consideration.

Payment of Deposit

3.3	Contemporaneously with the execution of this Agreement, the Purchaser shall pay to the Sellers the sum of eight million Dollars ($8,000,000) (the “Deposit”) by means of a telegraphic transfer in immediately available funds to the Sellers’ Account.

3.4	Subject to Clause 3.5, if Completion of the Alba Interest does not take place on or prior to the Alba Backstop Date for reasons other than as a result of a breach of this Agreement by the Purchaser, then the Sellers shall, within five (5) Business Days following the Alba Backstop Date or following such earlier date on which the Parties agree in writing that Completion of the Alba Interest will not take place, repay the Deposit to the Purchaser by means of a telegraphic transfer in immediately available funds to the Purchaser’s Account.

3.5	Without prejudice to any other remedies available to the Sellers under this Agreement, if Completion of the Alba Interest does not take place on or prior to the Alba Backstop Date as a result of a breach of this Agreement by the Purchaser, then the Sellers will be under no obligation to repay the Deposit under the terms of Clause 3.4 and the Parties agree that the non-repayment of the Deposit by the Sellers under this Clause 3.5 represents a genuine pre-estimate of the losses which may be sustained by the Sellers in the event that Completion of the Alba Interest fails to take place on or prior to the Alba Backstop Date in the circumstances set out in this Clause 3.5 and is not a penalty.

3.6	In the event that Completion of the Alba Interest takes place prior to Completion of the MacCulloch Interest and the Nicol Interest then on the day upon which Completion of the Alba Interest takes place the Purchaser shall pay to the Sellers the sum of two million Dollars ($2,000,000) by means of a telegraphic transfer in immediately available funds to the Sellers’ Account (and upon such payment the Deposit and such payment shall be the “Break Fee”).

3.7	NOT USED

3.8	Without prejudice to any other remedies available to the Sellers under this Agreement, if Completion of the MacCulloch Interest and Nicol Interest does not take place on or prior to the MacCulloch and Nicol Backstop Date for any reason, then the Sellers will be under no obligation to repay the Break Fee and the Parties agree that the non-repayment of the Break Fee by the Sellers under this Clause 3.8 represents a genuine pre-estimate of the losses which may be sustained by the Sellers in the event that Completion of the MacCulloch Interest and Nicol Interest fails to take place on or prior to the MacCulloch and Nicol Backstop Date and is not a penalty.

Adjustment of Consideration

3.9	The Consideration shall be allocated as set out in Schedule 2. The Sellers and the Purchaser agree that such allocation is a just and reasonable apportionment of the Final Consideration and that they will each present any relevant tax returns on the basis of the said allocation and that they will use all reasonable endeavours to agree the said allocation with HMRC. Any adjustment to the Consideration pursuant to Clauses 3, 7 or 13 shall be allocated solely to the Licence.

3.10	The consideration payable by the Purchaser to the Sellers for the transfer of the Interests (the “Final Consideration”) shall be determined as follows:

Final Consideration = (A + B) plus/minus (as the case may be) (C + D) plus (E + F) minus (G + H) minus (I + J) plus (K + L)

A means the Consideration;

B means an amount equal to the interest calculated on A pursuant to Clause 3.24.1;

C means the Working Capital Adjustment;

D means an amount equivalent to the interest calculated on C pursuant to Clause 3.24.2(a);

E means the Cash Call Adjustment;

F means an amount equivalent to interest on each cash call comprised in E calculated pursuant to Clause 3.24.2(b);

G means the NPR Adjustment;

H means an amount equal to interest on each receipt comprised in G calculated pursuant to Clause 3.24.2(c);

I means the Petroleum Sales Adjustment;

J means an amount equal to interest on each receipt comprised in I calculated pursuant to Clause 3.24.2(d);

K means the Interim Period Adjustment;

L means an amount equal to interest on each item of expenditure comprised in K calculated pursuant to Clause 3.24.2(e);

3.11

3.11.1	Where any sums are taken into account in an Adjustment or are payable by the Purchaser to the Sellers or by the Sellers to the Purchaser pursuant to Clause 3, Clause 7.3 or Clause 13 (together the “Adjustment Clauses”) or pursuant to a warranty claim under Clause 9, the same shall operate by way of increases or decreases, as the case may be, in the Final Consideration.

3.11.2	No item taken into account in calculating any one Adjustment or other increases or decreases as the case may be under the Adjustment Clauses or Clause 9 as aforesaid shall be taken into account in calculating any of the other Adjustments so as to result in a Party making or receiving payment twice in respect thereof.

3.11.3	No Adjustment under this Clause 3 shall be made in respect of any matter to which Clause 7.6 applies.

3.11.4	All payments to be made under this Agreement shall be made in Dollars unless otherwise agreed between the Parties in writing and shall be paid in cash in immediately cleared funds (without set-off, withholding or any deduction of any kind including for any Taxation, banking transfer or other costs or claims) directly into the Sellers’ Account or the Purchaser’s Account (as the case may be) by bank transfer unless otherwise agreed in writing or required by law between the Sellers and the Purchaser.

Working Capital Adjustment

3.12	The Working Capital Adjustment, which if positive shall increase the Final Consideration and if negative shall reduce the Final Consideration, shall be the amount in respect of each part of the Interests detailed in Schedule 3.

Cash Calls Adjustment

3.13	The Cash Calls Adjustment, which shall increase the Final Consideration, shall be the sum of all cash calls and invoices paid in respect of the Interests by the Sellers during the Interim Period and which are for joint venture billings relating to periods after the Economic Date pursuant to the Interests Documents.

NPR Adjustment

3.14	The NPR Adjustment, which shall decrease the Final Consideration, shall be the sum of all income and other receipts received by the Sellers (other than those dealt with by the Petroleum Sales Adjustment under Clause 3.15) in respect of the Interests during the Interim Period, provided that any such income or receipt which relates to any period prior to the Economic Date and which has not been taken into account in the Working Capital Adjustment shall inure to the benefit of the Sellers.

Petroleum Sales Adjustment

3.15

3.15.1	The Petroleum Sales Adjustment, which shall decrease the Final Consideration, shall be the sum of all receipts under or in connection with any contract for the sale and/or supply of Petroleum from and in relation to the Interests that, following the Economic Date and in respect of any Petroleum which (being oil and natural gas liquids) is lifted (or deemed to be lifted) or (being Natural Gas) is delivered at any time after the Economic Date, are received by or credited to the Sellers, all as detailed in Schedule 9. If the sale of Petroleum is not a sale at arm’s length within the meaning of OTA schedule 3, the actual receipts shall be replaced by the aggregate market value ascertained in accordance with OTA schedule 3.

3.15.2	For the avoidance of doubt, the Parties agree that no adjustment shall be made at Completion as part of the Petroleum Sales Adjustment in respect of any receipts under or in connection with any contract for the sale and/or supply of Petroleum as aforesaid where such receipts have not been received by or credited to the Sellers prior to the Completion Date. Instead, the Parties agree that forthwith and in any event within ten (10) Business Days following each receipt by or crediting to the relevant Seller of any such receipts after Completion, the Sellers shall pay the Purchaser the amount equal to such receipts. The Parties further agree that any payments made by the Sellers to the Purchaser under this Clause 3.15.2 shall decrease the Final Consideration where any Petroleum (being oil) is lifted or (being Natural Gas) is delivered prior to the Completion Date and shall have no effect on the Final Consideration where such lifting or delivery takes place after the Completion Date.

Interim Period Adjustment

3.16	The Interim Period Adjustment, which shall increase the Final Consideration, shall be the sum of all expenditure incurred or paid in respect of the Interests by the Sellers during the Interim Period including, without limitation, demurrage, brokers’ fees (other than fees of stockbrokers and advisers engaged in relation to the matters referred to herein), the time written costs of the Sellers’ personnel in respect of the management of the Interests (but excluding all executive management costs) and all other costs and expenses (other than Taxation) incurred or paid by the Sellers in respect of the Interests which are in respect of the period on and after the Economic Date and which have not been met by cash calls or other payments taken into account under the foregoing provisions of this Clause 3.

Interim Completion Statement/Estimate of Adjustments

3.17	The Sellers shall provide the Purchaser with a written statement of the Final Consideration balances, giving an estimate of the sum of all Adjustments (other than the Working Capital Adjustment which is set out in Schedule 3) which are expected to be required as at the Completion Date, together with amounts equivalent to interest in accordance with Clause 3.24 to be made hereunder in respect of the Interests (the “Interim Completion Statement”). Such statement shall be provided no later than fifteen (15) Business Days prior to Completion. The Sellers may update the same and the Parties shall endeavour to agree the statement before Completion, failing which the matter shall be dealt with in accordance with Clause 3.18 and as part of the Final Completion Statement. This Interim Completion Statement shall be in the format set out in Schedule 4.

3.18	If any of the amounts or portions thereof contained in the statements to be delivered pursuant to Clause 3.17 have not been agreed or determined prior to Completion, the disputed amounts or portions of the Adjustments shall be left out of account and the undisputed balances of the Adjustments shall be set off against each other.

3.19	The resultant balance in relation to the Interests shall be set off, added to or subtracted from (as the case may be) the amount of the Final Consideration stated in Clause3.10, and such amount so adjusted (minus the Deposit only where all of the Interests are completing together and minus the Break Fee only where the Completion is of the MacCulloch Interest and the Nicol Interest in the circumstances where the Alba Interest has completed in advance of the MacCulloch Interests and the Nicol Interest), shall be payable at Completion. Disputed amounts or portions shall be considered in accordance with Clause 3.18 and if required determined under Clause 3.22.

Final Completion Statement/Final Adjustments

3.20	Within ninety (90) days after Completion, and without prejudice to the provisions of Clause 7, the Sellers shall provide the Purchaser with a written statement giving the final amount of the Final Consideration and all Adjustments to be made hereunder in respect of the Interests. This final completion statement (the “Final Completion Statement”) shall be in the format set out in Schedule 4.

3.21	If the Parties shall fail to agree any such statement within fifteen (15) Business Days of receipt by the Purchaser, the statement shall be referred for determination in accordance with the provisions of Clause 3.22. The agreed or determined amount, to the extent not already paid or taken into account on Completion, shall be paid by the Purchaser or the Sellers (as the case may be). Payment of agreed or disputed amounts or portions thereof shall be made within five (5) Business Days following either agreement of the Parties or determination under Clause 3.22 (as the case may be). For the avoidance of doubt, the provisions of this Clause 3.21 shall not apply to any tax adjustments pursuant to Clause 13.

Independent determination

3.22	If the Parties cannot reach agreement on the contents of all or part of the statements referred to in Clauses 3.17 and/or 3.20 within the time limit provided in Clause 3.20, the disputed items may be referred by any Party for determination by an independent chartered accountant nominated by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to an expert, by the President of the Institute of Chartered Accountants in England and Wales. Subject to Clause 10, the nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said accountant’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne one half by the Sellers and one half by the Purchaser in equal shares and the Parties shall bear their own costs in respect of such reference.

3.23	The Sellers shall provide the Purchaser with copies of all Licence Operator’s reports, billing statements and correspondence and any and all other relevant documentation in support statements referred to in Clauses 3.17 and 3.20 to the extent the same are not already in the possession of the Purchaser. The Parties shall liaise on the compilation and agreement of the said statements.

Interest

3.24

3.24.1	An amount equivalent to interest (calculated on a simple basis on the accumulated monthly balances) at the Agreed Rate shall be payable to the Sellers on the amount of the Consideration from the Economic Date up to and including the Completion Date.

3.24.2	In respect of Adjustments under Clause 3.10:

(a)	an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on each receipt comprised in the Working Capital Adjustment from the Economic Date up to and including the Completion Date, and, in the case of final adjustments or disputed items, thereafter up to and including the date of settlement thereof;

(b)	an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on each cash call comprised in the Cash Calls Adjustment from the date on which such cash call is paid by the relevant Seller up to and including the date of settlement of such element of the Cash Calls Adjustment;

(c)	an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on each receipt comprised in the NPR Adjustment from the date such income is received by the Sellers up to and including the date of settlement of such element of the NPR Adjustment;

(d)	an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on each receipt comprised in the Petroleum Sales Adjustment from the date of such receipt by or credit to the relevant Seller up to and including the date of settlement of such element of the Petroleum Sales Adjustment; and

(e)	an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on each item of expenditure comprised in the Interim Period Adjustment from the date such item of expenditure is paid by the relevant Seller up to and including the date of settlement of such element of the Interim Period Adjustment;

3.24.3	The Sellers and the Purchaser agree that the amounts set out in this Clause 3.24 are adjustments to elements of the Final Consideration and not actual interest on any debt between the Sellers and the Purchaser and agree to submit their CT returns on that basis.

Currency conversion

3.25	Where any sums payable by the Purchaser to the Sellers or by the Sellers to the Purchaser pursuant to Clauses 3, 7, 9 or 13 are expressed in currencies other than Dollars, the same shall be translated into Dollars at the monthly average of the mid point rates quoted by Bloomberg for the currency concerned on the relevant Business Day on which the relevant payment is made or received (as the case may be) and shall be paid to or by the Sellers in Dollars (and, for the avoidance of doubt, such relevant Business Day shall not be the date on which the Adjustments are paid as between the Sellers and the Purchaser pursuant to the terms of this Agreement).

4.	Interim Period

4.1	From the date of this Agreement until Completion, each Seller shall (to the extent it is permitted to do so under the Interests Documents and subject to any confidentiality obligations by which they are bound):

4.1.1	continue to carry on their activities in relation to the Interests in accordance with good oil and gas field practice;

4.1.2	consult with the Purchaser in a timely manner and give due consideration to the views of the Purchaser in relation to any material decision in connection with the Interests, provided that subject to the other provisions of this Clause 4.1 nothing in this Clause 4.1.2 shall operate to fetter the discretion of each Seller in exercising any votes in respect to any such decision;

4.1.3	not trade, relinquish, surrender, sell, assign or amend the Interests (or agree to do any of the foregoing in the future) without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed);

4.1.4	subject to Clause 4.1.5, not terminate, amend or agree to amend any of the Interests Documents, save with respect to the amendment of the PDSA, or waive any of its rights under the Interests Documents;

4.1.5	not enter into any legally binding agreements in relation to the Interests save for (i) agreements entered into by the Licence Operator or NSP on behalf of the owners of the Interests; and (ii) agreements relating to the PDSA, including any agreement amending or replacing the PDSA save if any such agreement shall increase the costs payable by the MacCulloch Co-venturers to NSP by an amount of ten percent (10%) in any calendar year above the amounts outlined in the Agreed PDSA Cost Profile, without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed);

4.1.6	not approve any work programme, budget, expenditure or capital commitment relating to the Interests involving expenditure in excess of five million Pounds Sterling (£5,000,000) (net the Seller’s share) in any case other than:

(a)	any such expenditure covered by any budget approved prior to the date of this Agreement provided that such budget has been disclosed to the Purchaser; or

(b)	any such expenditure in respect of which the Purchaser has given its prior written approval (not to be unreasonably withheld or delayed); or

(c)	any expenditure necessitated by any emergency (in which case the Sellers shall consult with the Purchaser to the extent practicable in the circumstances); or

(d)	any expenditure detailed in a Business Plan;

(e)	any expenditure agreed or forming part of a process agreed pursuant to any Interests Document including cash calls and Licence Operator billings.

4.1.7	request permission from the Relevant Third Parties for the Purchaser to attend all material meetings in relation to the Interests, including operating committee meetings, technical committee meetings and meetings with the Secretary or any Government entity;

4.1.8	keep the Purchaser informed in a timely manner of all material matters in relation to the Interests, including:

(a)	the calling of any operating committee meetings and technical committee meetings under the JOAs, the agenda for such meetings and the outcome of any decisions taken at such meetings

(b)	the payment of any cash call;

(c)	the approval of any AFE;

(d)	the adoption or proposal of, or material amendment to, any work programmes and budgets; and

(e)	the receipt of Licence Operators’ billing statements and invoices;

4.1.9	not enter into any correspondence with a Tax Authority relating to any Taxation matter after the Economic Date without first notifying the Purchaser and taking the Purchaser’s reasonable comments into account.

4.2	Following the date of this Agreement, the Sellers shall provide the Purchaser with such information and cooperation as the Purchaser may reasonably request (to the extent within the possession or control of the Sellers) to enable:

4.2.1	completion by the Purchaser of a reserves report and securities filings and compliance by the Purchaser with its regulatory filing requirements; or

4.2.2	preparation of an (i) offering document in connection with an offering of securities pursuant to Rule 144A of the Securities Act of 1933, as amended, or other exemption from registration thereunder or (ii) any bank book and information package delivered to potential lenders in connection with obtaining financing.

5.	Completion

5.1	Completion under this Agreement shall take place at the offices of the Sellers on either the last Business Day of the month if the Alba Notification Date or the MacCulloch and Nicol Notification Date, as the case may be, is ten (10) or more Business Days prior to the last Business Day of such month of notification or on the last Business Day of the immediately succeeding month if the Alba Notification Date or the MacCulloch and Nicol Notification Date, as the case may be is less than ten (10) Business Days prior to the last Business Day of such month of notification provided that, if the Alba Notification Date occurs less than ten (10) or more Business Days prior to [***], Completion in relation to the Alba Interest shall take place on [***], or at such other location and/or at such other time as the Parties may agree in writing.

5.2	On the applicable Completion Date all but not part of the following business shall be transacted:

5.2.1	The Purchaser shall:

(a)	pay to the Sellers the Final Consideration (minus the Deposit only where all of the Interests are completing together and minus the Break Fee only where the Completion is of the MacCulloch Interest and the Nicol Interest in the circumstances where the Alba Interest has completed in advance of the MacCulloch Interests and the Nicol Interest) by means of telegraphic transfer in immediately available funds to the Sellers’ Account for value in Dollars on such Completion Date;

(b)	deliver to the Sellers (to the extent not already delivered prior to Completion) a copy of the relevant guarantees, releases, consents, approvals, confirmations or waivers, if any, referred to in Clause 2.2 and obtained by or on behalf of the Purchaser;

(c)	deliver to the Sellers (to the extent not already delivered prior to Completion) a copy, certified as a true copy and in full force and effect by a director or the secretary of the Purchaser, of (i) a resolution of the board of directors of the Purchaser authorising its entry into the transactions contemplated by this Agreement; and (ii) a Power of Attorney authorising a person or persons to sign this Agreement and the Assignment Documents on behalf of the Purchaser;

(d)	execute and deliver those of the Assignment Documents to which it is a signatory;

(e)	deliver to the Sellers (to the extent not already delivered prior to Completion) the DSAs duly and validly executed by the Purchaser together with a copy of the trust deeds entered into by the Purchaser pursuant to clause 4 of the DSAs;

(f)	deliver to the Trustee the [***];

(g)	deliver to the Sellers (to the extent not already delivered prior to Completion) a copy of the legal opinion (if any) required to be delivered by the Purchaser to the trustee pursuant to each DSA; and

(h)	in respect of the Completion of the Alba Interest only pay the sum referred to in Clause 3.6.

5.2.2	The Sellers shall, after confirmation of receipt of the amounts payable under Clause 5.2.1(a), deliver to the Purchaser (to the extent not already delivered prior to Completion):

(a)	the Assignment Documents duly executed by all the Relevant Third Parties other than the Purchaser and the Operating Committee Determinations duly and validly executed by all the parties thereto and in the case of deeds of licence assignment the Secretary;

(b)	a copy of other relevant guarantees, releases, consents, approvals, confirmations or waivers, if any, referred to in Clause 2.2 and obtained by or on behalf of the Sellers;

(c)	a copy, certified as a true copy and in full force and effect by a director or the secretary of the Sellers, of (i) a resolution of the board of directors of each of the Sellers authorising its entry into the transactions contemplated by this Agreement; and (ii) a copy, certified as a true copy of a Power of Attorney authorising a person or persons to sign the Assignment Documents on behalf of each Seller; and

(d)	the DSAs and associated trust deeds duly and validly executed by the Sellers.

5.2.3	Subject to Clause 2.7, neither the Sellers nor the Purchaser shall be obliged to complete the transfer of the Interests unless all those things set out in Clause 5.2.1 are all carried out simultaneously, but this Clause shall not prejudice any rights or remedies available to a Party in respect of the default on the part of another Party.

5.2.4	Title to the Interests shall pass from the Sellers to the Purchaser upon Completion.

6.	Post Completion

6.1	The Sellers shall ensure that (to the extent not delivered prior to Completion) the Interests Documents, and all Data in the possession or control of the Sellers (or copies thereof, if originals are not in the Sellers’ possession) are made available for collection by the Purchaser, at its own expense, within normal business hours as soon as reasonably practicable after the Completion Date.

6.2	The Purchaser acknowledges that the Sellers shall have the right to retain copies of any of the Interests Documents and Data, subject to the same being maintained in confidence in accordance with the provisions of Clause 10.

6.3	Upon each and every Seller’s request, from time to time, the Purchaser will support any application by such Seller for release from any notice or notices issued to the Seller or any of its Affiliates under section 29 of the Petroleum Act 1998.

6.4	Following Completion the Purchaser shall not, and shall ensure that its Affiliates shall not, make use of (on its or its Affiliates stationary, websites or other branded products) logos and any other similar symbols containing the words “Conoco”, “Phillips” or “ConocoPhillips” and that any references or materials bearing these words shall be removed from public view and from all Field Facilities where the Licence Operator has been changed in accordance with the relevant JOA, the Operating Committee Determinations pursuant thereto and this Agreement as soon as practicable following Completion.

7.	Indemnities

7.1	Subject to Clause 7.6, the Sellers shall be liable for Obligations in respect of the Interests which accrue in or relate to any period before the Economic Date and the Sellers shall be entitled to all Benefits in respect of the Interests which accrue in or relate to any period before the Economic Date.

7.2	Subject to Clause 13, the Purchaser shall be liable for all Obligations in respect of the Interests which accrue in or relate to any period on or after the Economic Date and the Purchaser shall be entitled to all Benefits in respect of the Interests which accrue in or relate to any period on or after the Economic Date;

7.3	Save to the extent that account is taken thereof in the Adjustments under Clause 3, and subject to Clause 9 and Clause 13:

7.3.1	if any Obligations in relation to the Interests are incurred by the relevant Seller in respect of any period on or after the Economic Date, the Purchaser shall reimburse and indemnify the relevant Seller in respect thereof;

7.3.2	if any Obligations in relation to the Interests are incurred by the Purchaser in respect of any period prior to the Economic Date, the relevant Seller shall reimburse and indemnify the Purchaser in respect thereof;

7.3.3	if any Benefits in relation to the Interests accrue to a Seller in respect of any period on or after the Economic Date, the Sellers shall account to and reimburse the Purchaser in respect thereof; and

7.3.4	if any Benefits in relation to the Interests accrue to the Purchaser in respect of any period prior to the Economic Date, the Purchaser shall account to and reimburse the relevant Seller in respect thereof.

7.4	Any amount to be paid or reimbursed in accordance with Clause 7.3 or any other provision of this Clause 7 shall be paid or reimbursed within ten (10) Business Days of receipt thereof (or, in the case of Obligations in relation to the Interests, within ten (10) Business Days of receipt of notification from the Party which has incurred such Obligations) to the Sellers’ Account or the Purchaser’s Account (as appropriate).

7.5

7.5.1	For the avoidance of doubt, and without prejudice to the provisions of Clauses 7.1, 7.2 and 7.3, any Benefits or Obligations (including the cost of any audit) accruing in respect of the Interests in the form of amounts receivable or payable resulting from an audit pursuant to a JOA or from any other subsequent adjustment in relation to the operation of, and expenditure attributable to, the Interests in the period prior to the Economic Date shall accrue to the Sellers. Where any such audit takes place after the Completion Date, the Purchaser shall use all reasonable endeavours to enable the relevant Seller to make representations directly to any relevant Licence Operator and shall in any event be obliged to take account of the relevant Seller’s representations in connection with such audit and to notify the Sellers of any audit adjustment as soon as practicable after the results of such audit are known. If as a result of any audit adjustment or otherwise, either the Sellers or the Purchaser is, on the principles set out in Clauses 7.1, 7.2 and 7.3 so liable to pay any amount to the other, then, to the extent that account has not already been taken of such amount in the Adjustments under Clause 3, or the amount has not otherwise been paid in accordance with Clause 3, such amount shall be paid to the Sellers’ Account or the Purchaser’s Account (as appropriate) within thirty (30) Business Days after the amount receivable or payable as a result of such an audit or other subsequent adjustment has been taken into account by the relevant Licence Operator in the Licence Operator’s billing statement.

7.5.2	In the event of a dispute between the Parties concerning an audit referred to in Clause 7.5.1, the disputed matter may be referred by any Party for determination by an independent chartered accountant nominated by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to a chartered accountant, appointed by the President of the Institute of Chartered Accountants in England and Wales. The nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said accountant’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne one half by the Sellers and one half by the Purchaser and each of the Parties shall bear their own costs in respect of such reference.

7.6	Without prejudice to a Relevant Claim under warranty 14 in Schedule 5 but notwithstanding any other provision of this Agreement, the Purchaser shall at its cost and expense perform and shall be responsible for and shall indemnify and hold the Sellers and their Affiliates harmless against all and any costs, expenses, liabilities, obligations, demands, losses, debts, claims and actions (including legal costs on an indemnity basis) however arising (whether arising before, on or after the Economic Date and regardless of whether arising due to the negligence of the Sellers and/or their Affiliates or breach of duty (statutory or otherwise) on the part of the Sellers and/or their Affiliates, and/or the agents, contractors, sub-contractors, employees and officers of the Sellers and/or their Affiliates) in connection with any and all Decommissioning Liabilities and Environmental Liabilities to the extent that such obligations are attributable to any of the Interests. The indemnity given in this Clause 7.6 shall not extend to any costs, expenses, liabilities, obligations, demands, losses, debts, claims and actions to the extent only that such costs, expenses, liabilities, obligations, demands, losses, debts, claims and actions both (i) relate to the period prior to the Economic Date, and (ii) have been fully discharged prior to the date of this Agreement.

7.7	From the Economic Date: (i) the agreement in Clause 7.6 shall constitute an “Agreement on Liability” within the meaning of paragraph D.38 of Chapter D of Annex 3 to the Circular 1/2006 (or its equivalent under any statutory guidance which replaces or amends it) in relation to the allocation of liability as between the Purchaser on one hand and the Sellers and their Affiliates on the other in respect of any and all Environmental Liabilities; (ii) the Purchaser shall be deemed to be a Class A “appropriate person” within the meaning of the Circular 1/2006 (or its equivalent under any statutory guidance which replaces or amends it) as between the Sellers and their Affiliates and the Purchaser in relation to the matters referred to in Clause 7.6; and (iii) any Environmental Authority pursuing any Environmental Claim or, as the case may be, seeking to recover some or all of its costs, shall give effect to that agreement.

7.7	(A)

7.7(A).1 Notwithstanding any other provision of this Agreement, if following the date of this Agreement and prior to Completion (but not thereafter), there occurs a single event or series of related events which cause the physical loss of, damage to, or destruction of the Field Facilities or any of them (the “Event”) then either the Sellers or the Purchaser, as the case may be, shall notify the other as soon as practicable upon becoming aware of the occurrence of the Event, providing such details of the nature and expected impact of the Event as are available to it at that time (an “Event Notice”). In the event that the relevant Seller’s (or Sellers’) share of such loss, damage or destruction of the Field Facilities (before the application of any monies recoverable under a policy of policies of insurance) (the “Relevant Amount”) exceeds sixty million Dollars ($60,000,000), then the Purchaser may by notice in writing to the Sellers terminate this Agreement;

7.7(A).2 Following the giving of an Event Notice and prior to the Purchaser giving any notice to terminate this Agreement, the Parties, acting in good faith, shall seek to agree an estimate of the Relevant Amount. If, for any reason, the Parties, acting in good faith, are unable or unwilling to agree the estimate of the Relevant Amount within ten (10) days of the date of any Event Notice, either the Sellers or the Purchaser may give notice in writing to the other that the estimate of the Relevant Amount be undertaken by an expert in accordance with Schedule 10;

7.7(A).3 In the event that the estimate of the Relevant Amount has not been agreed by applicable Seller or Sellers and the Purchaser or, where the estimate has been referred to an expert pursuant to Clause 7.7(A).2, determined by an expert by a date that is five (5) Business Days prior to any applicable Completion Date, the Parties shall seek to agree such extension to the applicable Completion Date as is reasonable in all the circumstances.

7.7(A).4 If the Purchaser does not exercise their rights under Clause 7.7(A).1 to terminate this Agreement and the Parties proceed to Completion, the Purchaser shall be deemed to have waived any and all rights they may have under the terms of this Agreement in relation to the Event, it being accepted by the Parties that the right of termination shall be in lieu of any other right of the Purchaser in relation to the Event, including any right to claim damages, make any claim in respect of the warranties or seek any adjustment to the Consideration in respect of the Event.

7.8	Subject to Clause 7.7 (A) but notwithstanding any other provision of this Agreement and that title to the Interests will not pass until Completion, with effect from the date of this Agreement, the Purchaser shall assume all risk in relation to the Interests, shall take out insurance to cover all such risks (with no access to any insurance which the Sellers or their Affiliates may have) and without prejudice to the foregoing generality,

7.8.1	the Purchaser shall indemnify each Seller against and shall assume the risk of damage on or after the date of this Agreement to all or any part of the joint property or other assets forming part of the Interests including Obligations arising out of any latent physical or design defect in the Field Facilities existing or attributable to the period prior to Completion;

7.8.2	the Purchaser accepts all risk and loss with respect to any change in the condition of the Interests in the Interim Period resulting from damage or destruction to the Field Facilities through normal depletion (including without limitation the watering out, sands infiltration, breakdown, or other loss or reduction of utility of any well) and the depreciation of the Field Facilities through ordinary wear and tear; and

7.8.3	the Purchaser assumes all risk or benefit with respect to any change in the value of the Interests resulting from the outcome of any pending exploration, development and production operations.

7.9

7.9.1	Under this Clause 7, if any Person not a party to this Agreement, including any Tax Authority (a “Third Party”) shall notify a Party (the “Indemnified Party”) with respect to any claim that the Third Party intends to bring or has brought (a “Third Party Claim”) against the Indemnified Party and which gives rise or would give rise to a claim for indemnification against the other Party (the “Indemnifying Party”), then the Indemnified Party shall promptly (and in any event within fifteen (15) Business Days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing, giving reasonably detailed particulars of the Third Party Claim.

7.9.2	The Indemnified Party shall keep the Indemnifying Party informed of material developments in relation to any such claim and in doing so shall supply (in such manner as may be required to avoid any waiver of legal privilege) as soon as reasonably practicable to the Indemnifying Party copies of relevant documentation and correspondence.

7.9.3	The Indemnifying Party will have the right to (and shall, if so requested in writing by the Indemnified Party) assume and conduct the defence of the Third Party Claim at its sole cost provided that the Indemnifying Party first indemnifies and holds harmless the Indemnified Party (to the Indemnified Party’s reasonable satisfaction) against all costs and liabilities it may incur as a result of allowing the Indemnifying Party the right to assume conduct of the Third Party Claim and provided that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably);

7.9.4	Unless and until an Indemnifying Party assumes the defence of the Third Party Claim as provided in Clause 7.9.3, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably deems appropriate at the cost of the Indemnifying Party.

7.9.5	Notwithstanding Clause 7.9.3, in no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld or delayed unreasonably).

7.9.6	In the event of a Third Party Claim being made, each Party, subject to each other Party agreeing to keep the same confidential and to use the same only in connection with the Third Party Claim, agrees to provide to each other Party (and its authorised employees and its professional advisers) all material technical, legal and financial information reasonably necessary or conducive to the proper defence of the Third Party Claim.

7.9.7	In this Clause 7, indemnity means indemnity on an after tax basis. Such indemnity payments shall be treated as an adjustment to the Final Consideration.

7.10	The ascertainment of all Obligations and Benefits in relation to the Interests and under this Clause 7 will be calculated on an Accruals Basis.

7.11	The rights and obligations in this Clause 7 (with the exception of Clause 7.7(A)) shall not come into effect unless and until Completion takes place.

8.	Guarantee

Deed of Guarantee and Indemnity

8.1	Simultaneously with the execution of this Agreement, the Purchaser shall procure the delivery to the Sellers of the Deed of Guarantee and Indemnity and the Opinion Letter.

8.2	If following the date of this Agreement a company other than the parent company of the Purchaser which executed the Deed of Guarantee and Indemnity becomes the ultimate parent company of the Purchaser then the Purchaser shall forthwith procure the delivery to the Sellers of an additional parent company guarantee in the form of the Deed of Guarantee and Indemnity, executed by the ultimate parent company of the Guarantor together with an additional opinion letter in respect of that parent company guarantee in the form of the Opinion Letter.

9.	Warranties

9.1	Subject to the provisions of this Clause 9 and save as fairly disclosed under the terms of the Disclosure Letter or set out, referred to or noted in the Interests Documents, each Seller hereby warrants at the date hereof and warrants at Completion to the Purchaser solely in respect of those Interests identified in Schedule 1 to be transferred by that Seller in the terms set out in Schedule 5 (save that warranties 5, 7, 9, 10, 11, 12, 13, 15, 16, 17 shall only be warranted at the date hereof and not at Completion).

9.2	The Purchaser hereby warrants to the Sellers at the date hereof and warrants at Completion in the terms set out in Schedule 6.

9.3	The sole remedy of the Purchaser in respect of any Relevant Claim shall be an action for damages. Save in the event of fraud by the Sellers and the circumstances outlined in Clause 9.6, no right of rescission shall be available to the Purchaser by reason of any fact, matter or circumstance giving rise to a Relevant Claim.

9.4	A Seller shall not be liable for any Relevant Claim unless it shall have received from the Purchaser, as soon as practicable after the Purchaser becomes aware of the same, written notice containing reasonable details of the Relevant Claim including the Purchaser’s provisional estimate of the amount of the Relevant Claim provided always that such notice is received on or before the first anniversary of the Completion Date. If any delay by the Purchaser in notifying a Relevant Claim prejudices a Seller’s ability to avoid or mitigate its liability in respect of that Relevant Claim then the Seller’s liability to the Purchaser in respect thereof shall be reduced to the extent that the Seller is prejudiced by the delay. Any Relevant Claim made shall be deemed to have been withdrawn unless legal proceedings in respect thereof have been both issued and served on the relevant Seller(s) within six (6) months of the giving of such notice.

9.5	The Sellers shall promptly notify the Purchaser in writing of any circumstances or facts or matters which (whenever arising) become known to it prior to Completion which are inconsistent in any respect with any of the warranties set out in Schedule 5 (or which would be so inconsistent were such warranties to be repeated in accordance with Clause 9.1). Such notice shall state that it is served pursuant to this Clause 9.5. This Clause 9.5 shall apply mutatis mutandis in the event of any circumstances or facts or matters which (whenever arising) become known to the Purchaser prior to Completion which are inconsistent in any respect with the warranties set out in Clause 9.2 (or which would be so inconsistent were such warranties to be repeated in accordance with Clause 9.2).

9.6	In the event that any circumstance, fact or matter is notified by the Sellers in accordance with Clause 9.5 or otherwise comes to light which would if subsisting at Completion be inconsistent with the warranties set out in Schedule 5 (as repeated at the Completion Date pursuant to Clause 9.1) in a respect which materially affects the Interests, then:

9.6.1	if the inconsistency is capable of remedy, the Sellers shall have the opportunity to remedy the same at their own expense (and such expense shall be excluded from any Adjustments) and, if it chooses to exercise that right, they shall promptly notify the Purchaser of their decision to do so and shall use all reasonable endeavours to ensure remedy of the inconsistency as soon as practicable; and

9.6.2	if the inconsistency has not been so remedied at the time set for Completion, the Sellers may make an offer to the Purchaser to amend the terms hereof to take account of any such change in circumstance, fact or matter; and

9.6.3	subject to Clause 9.6.1 if the Sellers choose not to make an offer as referred to in Clause 9.6.2 or the Purchaser does not accept such offer within five (5) Business Days of the receipt of such offer or before the date set for Completion, whichever is the earlier, the Purchaser shall not be obliged to complete the acquisition of the Interests and shall be entitled by notice in writing to the Sellers to rescind this Agreement; and

9.6.4	in the circumstances contemplated by this Clause 9.6, the right to rescind, detailed in Clause 9.6.3 shall be the Purchaser’s only remedy unless the circumstance, fact or matter in question arose on or before the date of this Agreement and is inconsistent with any of the warranties set out in Schedule 5 at the date of this Agreement, in which event the Purchaser shall be entitled to all rights and remedies available to it at law but always subject to the limitations on the Seller’s liability for Relevant Claim as set out in this Agreement.

For the purposes of this Clause 9.6, the Interests shall be deemed to be materially affected if the Purchaser would suffer a loss (whether in respect of a claim or claims for breach of the warranties of the Sellers hereunder set out in Schedule 5) in excess of sixty million Dollars ($60,000,000).

9.7	In the event that any circumstance, fact or matter is notified by the Sellers in accordance with Clause 9.5 or otherwise comes to light and subsists at Completion and is inconsistent with the warranties in Clauses 9.1 (as repeated at the Completion Date pursuant to Clause 9.1), but in a respect which does not materially affect the Interests as defined for the purpose of Clause 9.6, the Parties shall be obliged to proceed to Completion and that without prejudice to any right of the Purchaser to seek damages from the Sellers in respect of such inconsistency.

9.8	Except as set forth in Clause 9.1, neither the Sellers nor any of their Affiliates nor any officer, shareholder, director, employee, agent, consultant or representative of the Sellers or any of their Affiliates (including, without limitation, their auditors) makes any representation, warranty or undertaking, statement, opinion, information or gives any advice (including without limitation any representation, warranty, undertaking, statement, opinion, information or advice (a) communicated (orally or in writing) to the Purchaser or any Affiliate of the Purchaser; or (b) made in any data, information or document communicated to the Purchaser or any Affiliate of the Purchaser or made by any officer, shareholder, director, employee, agent, consultant or representative of the Sellers or any Affiliate of the Sellers) (“Representations”) and the Purchaser acknowledges, affirms and warrants that it has not relied, and will not rely, upon any such Representation in entering into this Agreement or carrying out the transactions contemplated by this Agreement and that, where any Representation is repeated in this Agreement, all liability for misrepresentation whether negligent or innocent (but expressly excluding liability for fraudulent misrepresentation) is hereby excluded and the sole remedy of the Purchaser shall be such remedies as are set out in this Clause 9. The Purchaser hereby irrevocably and unconditionally waives any right it may have to claim damages for, or to rescind this Agreement by reason of any Representation not expressly set out in this Agreement (save in the case of fraud). Without limiting the generality of the foregoing, the Sellers make no representation or warranty as to: (i) the amounts, quality or deliverability of reserves of crude oil, natural gas or other hydrocarbons attributable to the Interests; (ii) any geological, geophysical, engineering, economic or other interpretations, forecasts or evaluations; (iii) any forecast of expenditures, budgets or financial projections; or (iv) any geological formation, drilling prospect or hydrocarbon reserve and the Purchaser affirms and acknowledges that it has made its own independent assessment and evaluation of these matters; or (v) the state, condition or fitness for purpose of any of the physical assets, including the existing Field Facilities which comprise the Interests. For the avoidance of doubt, all conditions, warranties and liabilities implied by statute, common law or otherwise as to the state, condition or fitness for purpose of any physical assets, including the existing Field Facilities which comprise the Interests, are excluded.

9.9	The Sellers shall not be liable for any Relevant Claim to the extent that such Relevant Claim (or the subject matter thereof):

9.9.1	occurs or arises, or such Relevant Claim otherwise having arisen, is increased as a result of any act, matter, omission, transaction or circumstance which would not have occurred but for the passing of, or any change in, after the date hereof, any law, rule, regulation, or any administrative practice of any government, governmental department, agency, regulatory body or Person (including any passing of, or change in, any law, rule, regulation, or any administrative practice as aforesaid which takes place retrospectively, or any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of Taxation deduction or relief or any amendment to or the withdrawal of any extra-statutory concession or other practice previously made by or published by any Tax Authority (in whatever jurisdiction) and in force at the date of this Agreement);

9.9.2	occurs or arises, or such Relevant Claims otherwise having arisen, is increased as a result of any voluntary act, default, omission, transaction or arrangement after Completion by the Purchaser or any of its Affiliates;

9.9.3	occurs or arises, or such Relevant Claim otherwise having arisen is increased as a result of the Sellers doing or omitting to do any act or thing at the request of or with the agreement of the Purchaser between the date of this Agreement and Completion; or

9.9.4	relates to any loss which is recoverable by the Purchaser from its insurers.

9.10	The liability of the Sellers in respect of any Relevant Claim shall be limited as follows:

9.10.1	there shall be disregarded for all purposes any Relevant Claim for breach in respect of which claim the amount of the damages to which the Purchaser would otherwise be entitled is less than an amount equal to two million Dollars ($2,000,000);

9.10.2	the Sellers shall have no liability except to the extent that the damages to which the Purchaser is entitled in aggregate exceed an amount equal to five per cent (5%) of the Consideration (in which case the Sellers shall be solely liable for the excess); and

9.10.3	the maximum aggregate liability of the Sellers in respect of all Relevant Claims shall not exceed an amount equal to one hundred percent (100%) of the Consideration.

9.11	If the Purchaser becomes aware of any circumstance which may result in the Purchaser having a Relevant Claim against the Sellers as a result of or in connection with a liability or alleged liability to a third party; the Purchaser shall promptly notify the Sellers thereof in writing and the Sellers shall be entitled: (i) to take and/or require the Purchaser to take any action the Sellers might reasonably request to resist such liability in the name of the Purchaser, and (ii) to have conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations for the aforesaid purposes, and the Purchaser will give the Sellers all co-operation, access and assistance for the purposes of resisting such liability as the Sellers may reasonably require, provided the Sellers indemnify and hold harmless the Purchaser (to its reasonable satisfaction) against all costs and liabilities it may incur as result of fulfilling its obligations in this Clause 9.11 and provided that, notwithstanding the provisions of this Clause 9.11, the Purchaser shall not be required to take any action or do any thing that would have a material adverse effect on its business or reputation.

9.12	If the Sellers pay to the Purchaser an amount pursuant to a Relevant Claim and the Purchaser is entitled to recover from some other person any sum to which it would not have been or become entitled but for the circumstances giving rise to such Relevant Claim, the Purchaser shall promptly undertake all appropriate steps to enforce such recovery and shall forthwith repay to the Sellers the lesser of: (i) the amount paid to the Purchaser by the Sellers pursuant to the Relevant Claim; and (ii) the amount recovered from the third party, in each case less all costs, charges and expenses reasonably incurred by the Purchaser in obtaining (or consequent upon obtaining) that payment and in recovering that amount from the third party.

9.13	Nothing in this Agreement shall relieve the Purchaser of any duty, whether at common law or otherwise, to mitigate any loss or damage incurred by it in respect of any breach by the Sellers of the Warranties or any other term of this Agreement or in respect of its subject matter.

9.14	The Purchaser shall not be entitled to recover from the Sellers the same sum or loss more than once in respect of any Relevant Claim and the Sellers shall not be entitled to recover from the Purchaser the same sum or loss more than once in respect of the same subject matter.

9.15	Where a warranty is qualified by the words “so far as the Seller is aware”, or any similar expression, each of the Sellers acknowledges that it has represented to the Purchaser that such warranty has been so qualified after due enquiry of the directors of the relevant Seller having oversight and line management accountability for the day to day operation of the relevant Interests and that each of the Sellers have used reasonable endeavours to ensure that the statement contained in that warranty is accurate. The Purchaser acknowledges that neither the persons referred to above nor the Sellers have any obligation to make enquiries of any other person in relation to the Warranties.

9.16	The Purchaser acknowledges and agrees that at the time of entering into this Agreement it does not have:

9.16.1	knowledge of any matter or thing which, save as disclosed in the Disclosure Letter, is inconsistent with the Warranties; and

9.16.2	knowledge that the matter or thing could result in a Relevant Claim,

and such acknowledgement shall be binding on any person bringing a claim under or in connection with the Warranties.

9.17	The Purchaser warrants and represents that as at the date of this Agreement it is not considering or planning to make a claim against the Sellers for breach of warranty and/or breach of contract hereunder.

9.18	Notwithstanding the other provisions of this Agreement, under no circumstances shall the Sellers be liable for any Consequential Losses which the Purchaser and/or its Affiliates may suffer or incur under, arising out of or in any way connected with this Agreement.

10.	Confidentiality and Announcements

10.1	The existence and terms of this Agreement and all information furnished or disclosed to the Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement (“Confidential Information”) shall be held confidential by the Purchaser and shall not be divulged in any way by a Party to any third party without the prior written approval of the other Parties provided that a Party may, without such approval, disclose such Confidential Information to:

10.1.1	any outside professional consultants, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such consultants;

10.1.2	any bank or financial institution from whom such Party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality (but excluding this proviso), or any rating agency in connection with obtaining or seeking to obtain finance, from such bank or institution or rating agency;

10.1.3	any department, authority, ministry or agency of any government or other governmental authority (including any Tax Authority) lawfully requesting such information;

10.1.4	any court or arbitral tribunal of competent jurisdiction acting in pursuance of its powers;

10.1.5	any of its Affiliates upon obtaining a similar undertaking of confidentiality from such Affiliates;

10.1.6	any third party to the extent required by any applicable laws, or the requirements of any recognised stock exchange, the Securities and Exchange Commission in compliance with its rules and regulations, or in connection with information included in an (i) offering document in connection with an offering of securities pursuant to Rule 144A of the Securities Act of 1933, as amended, or other exemption from registration thereunder or (ii) any bank book and information package delivered to potential lenders in connection with obtaining financing; and

10.1.7	the extent that the terms of this Agreement become public knowledge or for any other reason cease to be confidential otherwise than through breach of this undertaking.

10.2	No party shall, and each party shall procure that none of its Affiliates shall, issue or make any public announcement or statement regarding this Agreement or its terms or any transactions contemplated hereby without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed.

10.3	The Parties shall remain bound by this Clause 10, notwithstanding any termination of this Agreement. If this Agreement is terminated, the Purchaser shall, at the request of the Sellers, promptly return to the Sellers (and delete from the Purchaser’s systems, where electronically stored) all Confidential Information.

11.	Notices

11.1	Any notice or other document to be served under this Agreement shall be in writing and may be delivered by hand or sent by post or fax to the Party to be served at its address appearing in Clause 11.3 of this Agreement (and marked for the attention of the person whose name is referred to in Clause 11.3) or at such other address (or marked for the attention of such other person) as it may have notified to the other Party in accordance with this Clause 11. Any notice or other document sent by post shall be sent by registered post.

11.2	Any notice or document shall be deemed to have been both given and received:

(a)	if delivered by hand, at the time of delivery; or

(b)	if posted in accordance with Clause 11.1, at 10.00 a.m. (local time at the place of destination) on the second (2nd) Business Day after the day of posting if posted for delivery within the same jurisdiction, or at 10.00 a.m. (local time at the place of destination) on the fifth (5th) Business Day after the day of posting if sent by registered airmail; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any Business Day, and in any other case on the Business Day following the date of transmission.

11.3	The person to whom notices or documents should be addressed for the purposes of Clause 11.1 is:

(a)	if to be served on the Sellers:

Address: Fax: Attention:	Rubislaw House, Anderson Drive, Aberdeen AB15 6FZ 01224 205350 Legal Manager

(b)	if to be served on the Purchaser:

Address: Fax: Attention:	114 St Martin’s Lane, London WC2N 4BE 44 (0) 20 7451 2351 Director of Commercial Operations

11.4	For the purposes of this Clause 11 “notice” shall include any request, demand, instructions or other document.

12.	Costs and Expenses

12.1	Save as otherwise provided in this Agreement the Sellers and the Purchaser shall each pay its/their and its/their Affiliates’ own costs, expenses, duties and Taxation, except as otherwise expressly agreed in writing, in relation to the preparation and execution of this Agreement, the documents contemplated hereby or executed pursuant hereto and any transactions contemplated by this Agreement.

12.2	Without prejudice to any other rights hereunder, if any amount payable hereunder is not paid when due, the defaulting Party shall pay interest on such amount from the due date of payment (after as well as before judgment) at the Agreed Rate plus two (2%) percentage points calculated on a compounded basis on the accumulated daily balances.

12.3	The Purchaser shall be responsible for the payment of any and all stamp duty land tax and/or stamp duty on or in respect of this Agreement, the Assignment Documents and any related agreements and in respect of its or their subject matter and any similar duties and charges wheresoever arising.

13.	Taxation

Apportionment

13.1	The Sellers and the Purchaser acknowledge that the Final Consideration represents expenditure incurred by the Purchaser in respect of plant and machinery relating to the Interests only to the extent shown by the allocations set out in Schedule 2. The Sellers agree to submit their CT returns on the basis that the said allocated expenditure on plant and machinery is disposal proceeds for the purposes of sections 60 and 61 of the Capital Allowances Act 2001. The Purchaser agrees that it will submit its CT returns on the basis that such amount and only such amount shall be treated as capital expenditure incurred for the purposes of Part 2 of the Capital Allowances Act 2001.

13.2	The Sellers and the Purchaser acknowledge that it is just and reasonable to attribute no part of the Consideration to (i) allowable mineral exploration and access expenditure or (ii) research and development expenditure and the Sellers and the Purchaser undertake to submit their CT returns on that basis and not on any basis which is inconsistent therewith; and for the purposes of this paragraph, (i) mineral exploration and access shall have the same meaning as in Part 5 of the Capital Allowances Act 2001 and (ii) research and development shall have the same meaning as in Part 6 of the Capital Allowances Act 2001.

13.3	The Sellers and the Purchaser will use all reasonable endeavours to agree the allocation set out in Schedule 2 with HMRC. After such endeavours, if HMRC disputes and does not agree the allocation of the Consideration as recorded in Schedule 2, the Purchaser and the Sellers shall jointly negotiate an allocation acceptable to HMRC, and no adjustment shall be made to the Consideration notwithstanding any revised agreement of allocation.

13.4	Where adjustments are made to the Consideration or the Final Consideration pursuant to Clause 3, 7, 9, or 13 those adjustments shall, so far as possible, be allocated solely to the Licence.

PRT compliance

13.5	The Sellers shall prepare and the Purchaser and the Sellers shall deliver to HMRC in a timely fashion a notice under paragraph 3 of Schedule 17 to the Finance Act 1980 in relation to the Alba Interest, and shall not make application under paragraph 4 of the said Schedule for the provisions of Parts II and III of the Schedule not to apply to the transfer of the Alba Interests under this Agreement.

13.6	To the extent that any Seller has a PRT liability arising in respect of a Chargeable Period to the extent within the Interim Period and expenditure relief for that Chargeable Period has been taken into account by virtue of paragraph 6 Schedule 17 Finance Act 1980 in relation to the Alba Interest the Parties agree that, if so requested by the Sellers or the Purchaser, the Sellers and the Purchaser will jointly elect under the provisions of paragraph 14 Schedule 17 to the Finance Act 1980, where applicable, to enable losses arising to the Purchaser to be surrendered to the Sellers in respect of a Chargeable Period to the extent within the Interim Period up to an amount which shall not exceed the lower of (a) an amount sufficient to extinguish such liabilities to PRT of the Sellers and (b) any amount which may be surrendered under paragraph 14 Schedule 17 Finance Act 1980 to transfer any loss from the Purchaser to the Sellers.

13.7	In relation to the Alba Interest, the Sellers shall, during the Interim Period, prepare and submit, in a timely manner, to HMRC all claims reasonably possible under either Schedule 5 or Schedule 6 to OTA in respect of qualifying expenditure incurred by the Seller from the Economic Date except that, in respect of such expenditure incurred in the Transfer Period, the Sellers shall prepare draft Schedule 6 to OTA claims and deliver such draft claims to the Purchaser within thirty (30) days of Completion. The Sellers shall do all things reasonably in their power to ensure that all of such expenditure claimed from the Economic Date is allowed in full by HMRC. Should any Seller receive notice that HMRC wish to disallow or reserve any part of the expenditure so claimed, the Sellers shall communicate this information to the Purchaser forthwith and the Parties shall work together to ensure that the maximum amount of expenditure claimed is allowed.

13.8	Subject to Clause 13.9, if any liability for or right to repayment of PRT in connection with the Alba Interest which relates to the period of ownership prior to the Economic Date of the Sellers of the Alba Interest arises on or after the Economic Date and the adjustment giving rise to such liability or right is in respect of income and expenditure of the Sellers during such period of ownership then the liability or repayment shall be the responsibility or entitlement of the Sellers and the Purchaser shall be indemnified by the Sellers on an after tax basis or shall account to the Sellers accordingly. Any repayment of PRT in connection with the Alba Interest arising otherwise than in respect of the Seller’s period of ownership prior to the Economic Date shall be the entitlement of the Purchaser.

13.9	Notwithstanding any provision in this Agreement, in relation to the Alba Interest, should the Sellers receive any PRT refund as a result of a loss incurred by the Purchaser (or any successor to the Purchaser) pursuant to the provisions of paragraph 15 of Schedule 17 to the Finance Act 1980, the Sellers shall promptly pay the Purchaser an amount equal to the PRT refund less any CT payable by the Sellers on such refund together with any interest thereon. The Sellers shall, upon the request of the Purchaser, provide to the Purchaser such information as the Purchaser may reasonably request to verify the calculation of the amount of the payment pursuant to this provision.

Information

13.10	Notwithstanding any other provisions of this Agreement, the Sellers shall retain access to all books and records, and Licence Operator’s information in relation to PRT income and claims under Schedule 5 and 6 to the OTA in relation to the Alba Interest for all periods including the periods in which the Completion Date falls, for a period of six (6) years from the Completion Date. The Purchaser shall, as soon as reasonably practicable, ensure that all documentation relating to any PRT assessments, returns or claims issued by the Licence Operator to the Purchaser in respect of such periods is communicated to the Sellers without delay. If requested, the Sellers agree to provide the Purchaser with reasonable assistance in preparing the first PRT return due after Completion.

13.11	The Sellers shall provide the Purchaser in a timely fashion with copies of all records and relevant extracts of tax returns relating to periods prior to the Completion Date and relating wholly or partly to the Interests which are reasonably required by the Purchaser for the purposes of completing and filing any tax return.

Secondary liabilities

13.12

(a)	In respect of the Interests, the Sellers shall indemnify the Purchaser on an after tax basis in respect of (i) any amounts payable pursuant to any notice issued under Part 7A Taxes Management Act 1970 received by the Purchaser after the date hereof provided that the income, profits or gains which gave rise to such assessment was in respect of work performed before the Economic Date and in relation to the Interests or any part thereof and (ii) any liability of the Sellers arising from the transactions contemplated in this Agreement; and

(b)	In respect of the Interests, the Purchaser shall indemnify the Sellers on an after tax basis in respect of any amounts payable pursuant to any notice issued under Part 7A Taxes Management Act 1970 received by the Sellers after the date hereof provided that the income profits or gains which gave rise to such assessment was in respect of work performed on or after the Economic Date and in relation to the Interests or any part thereof and does not relate to a liability of any Seller or any party connected with a Seller.

VAT

13.13	The Sellers and the Purchaser confirm that they are registered for VAT in the UK and, that none of them has elected to waive exemption under the Value Added Tax Act 1994, Schedule 10, Paragraph 2 and 3 in relation to the Interests.

13.14	The Sellers confirm that no election will be made prior to the Completion Date under paragraph 2 of Schedule 10 to the Value Added Tax Act 1994 in relation to the Interests.

13.15	Each Seller confirms that the Interests have been used as part of their business, operated by a group of companies, which constitute a VAT group of which each Seller is a member, as a going concern for the purposes of Article 5 of the Value Added Tax (Special Provisions) Order 1995.

13.16	The Parties intend the sale and purchase of the Interests shall be treated as the “transfer of a going concern” for VAT purposes and pursuant to Article 5 of the Value Added Tax (Special Provisions) Order 1995 (SI 1995/1268) shall be regarded as neither a supply of goods nor a supply of services.

13.17	The Purchaser confirms that it will use the Interests as part of its business as a going concern for a sufficient period to comply with the requirements of Article 5 of the Value Added Tax (Special Provisions) Order 1995. Notwithstanding that the Parties believe that the transaction contemplated is a transaction which is outside the scope of Value Added Tax by virtue of Article 5 of the Value Added Tax (Special Provisions) Order 1995 as amended, in the event that any Seller is advised in writing by HMRC after full disclosure of all material facts that the transaction is subject to Value Added Tax and if called on to do so by the Sellers the Purchaser undertakes to pay to the Sellers on presentation of Value Added Tax Invoices, any amounts due by them in respect of Value Added Tax set out in such invoices within thirty (30) days of demand.

13.18	Reimbursement pursuant to the Adjustment Clauses shall be exclusive of VAT which a Party (“Charging Party”) may be required to charge and, if called upon to do so by the Charging Party, the other Party undertakes to pay the Charging Party on presentation of a VAT invoice any amounts properly due in respect of VAT set out in such invoice within thirty (30) Business Days of demand.

13.19	The records relating to the Interests being transferred which under paragraph 6 of Schedule 11 of the Value Added Tax Act 1994 have been maintained by the Sellers or their Affiliates will be preserved by the Sellers or their Affiliates in good order and it is agreed that the Purchaser shall retain access at all reasonable times during business hours to all books and records retained by the Sellers in relation to value added tax matters in respect of the Interests and the Sellers covenant to retain such records as required by VAT law.

13.20	Subject to Clause 13.16, any Adjustments pursuant to Clause 3 or payments or reimbursements pursuant to the Adjustment Clauses in respect of any payment or receipt being an amount in respect of which VAT has been paid or received shall be made on a basis disregarding the VAT element where the VAT paid is fully deductible or is required to be accounted for in full to HMRC, but otherwise shall be made on a basis which leaves the Sellers in no better and no worse a position (after taking account of VAT, and subject to the application of the other provisions of this Clause 13) than had the payment or receipt not been made or received.

PRT Adjustments

13.21	This Clause 13.21 shall only be applicable to the Alba Interest. The Consideration shall be adjusted as follows:

(a)	The Consideration shall be increased by the Purchaser paying to the Sellers a sum equal to the amount of any PRT instalment paid by the Sellers in relation to the Alba Interest under paragraph 2 of Schedule 19 to the Finance Act 1982 which, by virtue of paragraph 2(3) of the said Schedule, is regarded as a payment of PRT in respect of any Chargeable Period beginning on or after the Economic Date, including the Transfer Period, falling wholly or partly in the Interim Period. The Sellers undertake to withhold payment of such PRT instalments in accordance with paragraph 3 of the said Schedule if the relevant conditions are met;

(b)	The Consideration shall be increased by the Purchaser paying to the Sellers a sum equal to any amount of PRT assessed on, and paid by, the Sellers in relation to the Alba Interest, for any Chargeable Period mentioned in Clause 13.21(a), less amounts already paid by the Purchaser under Clause 13.21(a);

For the purpose of calculating any sums due under this Clause 13.21(b) the PRT assessed on, and paid by, the Sellers for the Chargeable Period beginning on the Economic Date shall be recalculated;

(i)	to exclude any amounts brought into the assessment under Section 2(4)(b) of the OTA (opening stocks); and

(ii)	to exclude any amounts brought into the assessments in respect of expenditure incurred by the Sellers prior to the Economic Date.

(c)

(i)	The Purchaser and the Sellers recognise that amendments of assessments to PRT may arise and to the extent that any amendment gives rise to overpayments having been paid by the Purchaser to the Seller under this Clause 13.21 the Sellers will promptly repay to the Purchaser, as a decrease in the Consideration, any such overpayment.

(ii)	The Purchaser and the Sellers also recognise that sums paid under Clause 13.21 may be in excess of the PRT assessed on the Sellers in which case Clause 13.21 (b) shall not apply and the Sellers shall promptly pay to the Purchaser, as a decrease in the Consideration, any repayment made by HMRC in respect of that excess.

(d)

(i)	The Consideration shall be increased by an amount equal to the PRT payable by the Seller in respect of the amount of any Overlift.

(ii)	The Consideration shall be decreased by an amount equal to the PRT payable by the Purchaser in respect of the amount of any Underlift and Liquid Stocks.

(e)	In circumstances where an election is made under paragraph 14 of Schedule 17 to the Finance Act 1980 pursuant to Clause 13.6, the Consideration shall be decreased by the Sellers paying to the Purchaser a sum equal to any PRT refund received by the Sellers which is attributable to expenditure incurred by the Purchaser.

(f)	Increases to the Consideration arising under Clauses 13.21(a), Clause 13.21(b) and Clause 13.21(d)(i) shall be due for payment at the same time as the Consideration or Final Consideration as the case may be, failing which within thirty (30) days of the Sellers submitting reasonable documentary evidence to the Purchaser in support of any request for payment.

(g)	Decreases to the Consideration arising under Clause 13.21(c), Clause 13.21(d)(ii) and Clause 13.21(e) shall be due for payment at the same time as the Consideration or Final Consideration as the case may be, failing which within thirty (30) days of the Seller receiving any PRT refund or within thirty (30) days of the Purchaser having paid any PRT, as the case may be.

CT Adjustments

13.22	The Consideration shall be increased by the Purchaser paying to the Sellers an amount equal to:

(a)	any Notional CT payable by the Sellers on:

(i)	any receipts taken into account for the purposes of Clause 3.15, the Petroleum Sales Adjustment;

(ii)	any income or other receipts taken into account for the purposes of Clause 3.14, the NPR Adjustment;

(iii)	any PRT refund received by the Sellers and referred to under Clause 13.21(c) or 13.21(e);

(iv)	PRT payable under Clause 13.21(d)(ii); and

(b)	any Notional CT on a negative Working Capital Adjustment to the extent giving rise to a decrease in Consideration arising by virtue of Clause 3.12.

13.23	The Consideration shall be decreased by the Sellers paying to the Purchaser an amount equal to:

(a)	any Notional CT relief receivable by the Sellers on:

(i)	any cash calls paid and taken into account for the purposes of Clause 3.13, the Cash Calls Adjustment;

(ii)	any expenditure taken into account for the purposes of Clause 3.16, the Interim Period Adjustment;

(iii)	any PRT paid, net of any PRT repayments received, by the Sellers and taken into account for the purposes of Clause 13.21 and any PRT payable under Clause 13.21(d)(i); and

(b)	any Notional CT on a positive Working Capital Adjustment to the extent giving rise to an increase in Consideration arising by virtue of Clause 3.12.

13.24	The Parties recognise that adjustments to the Consideration under Clauses 13.22 and 13.23 are notional adjustments, as opposed to actual payments of, reliefs from or reductions in CT liabilities. For the purpose of calculating these notional adjustments it shall be assumed that each of the Sellers and the Purchaser are single companies with no brought forward losses who are paying CT at the standard rate applicable for the period concerned. For the purposes of this Clause 13.24, the applicable CT rate shall be fifty-nine point three percent (59.3%) for Interim Period Adjustments arising up to and including 31 December 2011. The applicable CT rate shall be sixty-two percent (62%) (or the prevailing CT rate if different) for Interim Period Adjustments arising after 31 December 2011. The Parties agree that such notional adjustments shall be due for payment at the same time as the Consideration or Final Consideration as the case may be, failing which within thirty (30) days of the date of any statement prepared by the Sellers and referred to below.

Detail and Interest

13.25	The Sellers will detail the CT adjustments pursuant to Clause 13.22, Clause 13.23 and PRT Adjustments pursuant to Clause 13.21 within the statements referred to in Clauses 3.17 and 3.20. The provisions of Clause 3.24 shall apply to any amount payable under Clauses 13.22, Clause 13.23 and Clause 13.21 as they apply to amounts dealt with in those provisions.

Interest on Late Payment of PRT

13.26	The Consideration shall be increased by the Purchaser paying to the Sellers a sum equal to any interest charged under paragraph 15 of Schedule 2 to OTA, in respect of PRT in relation to the Alba Interest for Chargeable Periods beginning on or after the Economic Date and falling wholly or partly in the Interim Period provided that the underpayment of PRT giving rise to the interest charge was not caused by the wilful default of the Sellers.

13.27	The Consideration shall be decreased by the Sellers paying to the Purchaser a sum equal to any interest received by the Sellers under paragraph 16 of Schedule 2 to OTA in respect of PRT in relation to the Alba Interest for Chargeable Periods beginning on or after the Economic Date and falling wholly or partly in the Interim Period.

Information on Adjustments

13.28	Each of the Sellers and the Purchaser undertake to provide written advice to the other of any event giving rise to an adjustment under Clause 13 within thirty (30) days of becoming aware of such an event. This advice will include a copy of such documentary evidence, as is reasonably deemed to be necessary by the receiving party, to verify the adjustment.

General

13.29	In the event that there is a conflict between this Clause 13 and any other provision of this Agreement, the provisions of this Clause 13 shall prevail to the extent that where responsibility for any tax liability or the benefit of any tax asset has been allocated to a Party under this Clause 13, no indemnity shall operate so as to give a Party multiple credit or multiple liability for such asset or liability.

14.	Further Assurance

The Sellers and the Purchaser shall co-operate with each other and execute and deliver to each other such other instruments and documents and take such other actions as may reasonably be requested from time to time in order to carry out, evidence and confirm their rights under, and the intended purpose of, this Agreement.

15.	Variation

The terms and conditions of this Agreement shall only be varied by an agreement in writing signed by each of the Parties and specifically referring to this Agreement.

16.	Severance

Each provision contained in this Agreement shall be severable and distinct from each other provision and if at any time any one or more of such provisions is or becomes invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining such provisions shall not in any way be affected thereby.

17.	Assignment

None of the rights or obligations of a Party under this Agreement are assignable without the prior written consent of the other Parties.

18.	General

18.1	If there is any conflict between the provisions of this Agreement and the provisions of the Assignment Documents, the provisions of this Agreement shall prevail.

18.2	So far as it remains to be performed, this Agreement shall remain in full force and effect notwithstanding Completion.

18.3	No waiver by the Sellers or the Purchaser of any breach of a provision of this Agreement shall be binding unless made expressly and in writing and any such waiver shall relate only to the matter to which it expressly relates and shall not apply to any subsequent or other matter.

18.4	Subject to Clauses 2.5, 7.7(A), 9.6.3 and 18.8, the Purchaser shall have no right to rescind or terminate this Agreement and/or any Assignment Document and the sole remedy against the Sellers for breach of this Agreement and/or any Assignment Document or liability thereunder shall be an action for damages or specific performance.

18.5	This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

18.6	This Agreement together with any document executed pursuant to this Agreement represents the entire understanding, and constitutes the whole agreement in relation to its subject matter and supersedes any previous agreement between the Parties (or any of them) with respect thereto and, to the fullest extent practicable under the relevant law, and without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom.

18.7	This Agreement may be executed in any number of counterparts and by the Parties on different counterparts but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute one and the same agreement.

18.8	Nothing in this Agreement shall be read or construed as excluding any liability or remedy in respect of fraud.

18.9	The indemnities provided in this Agreement shall apply irrespective of cause and notwithstanding the negligence or breach of duty (whether statutory or otherwise) of the indemnified Party and shall apply irrespective of whether the basis for any claim is statutory in tort, under contract, or otherwise at law.

19.	Rights of Third Parties

19.1	Each Seller’s Affiliates shall be entitled to enforce the rights and benefits created in their favour in this Agreement against the Parties in accordance with the Contracts (Rights of Third Parties) Act 1999. Save as provided above, the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded. The Parties may amend, vary or terminate this Agreement in such a way as may affect any rights or benefits of any Seller’s Affiliates which are directly enforceable against the Parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Seller’s Affiliates. Any Affiliate of a Seller that is entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this Agreement may not veto any amendment, variation or termination of this Agreement which is proposed by the Parties and which may affect the rights or benefits of any such Seller’s Affiliate.

20.	Governing Law and Jurisdiction

20.1	The construction validity and performance of this Agreement shall be governed by English law (other than choice of law rules) and the Parties hereby irrevocably submit to the exclusive jurisdiction of the English courts.

AS WITNESS whereof this Agreement has been signed by the duly authorised representatives of the Parties on the day and year first above written.

Signed by ...Andrew Hastings............	)
for and on behalf of	)
CONOCOPHILLIPS (U.K.) LIMITED	) /s/ Andrew Hastings
Director/Duly Authorised Signatory

Signed by ...Andrew Hastings............	)
for and on behalf of	)
CONOCOPHILLIPS PETROLEUM LIMITED	) /s/ Andrew Hastings
Director/Duly Authorised Signatory

Signed by ...Andrew Hastings............ )
for and on behalf of )
CONOCOPHILLIPS (U.K.) LAMBDA LIMITED )	/s/ Andrew Hastings
Director/Duly Authorised Signatory
Signed by ...J. Michael Kirksey............ ) for and on behalf of ) ENDEAVOUR ENERGY UK LIMITED ) /s/ J. Michael Kirksey Director/Duly Authorised Signatory Signed by ...J. Michael Kirksey............

)
for and on behalf of		)
ENDEAVOUR ENERGY UK LIMITED		) /s/ J. Michael Kirksey
Director/Duly Authorised Signatory